1933 ACT FILE NO.:
                                                   1940 ACT FILE NO.:  811-21056
                                                               CIK NO.:  1662301

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                       REGISTRATION STATEMENT ON FORM S-6

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

A.  Exact name of trust:     ADVISORS DISCIPLINED TRUST 1658

B.  Name of depositor:       ADVISORS ASSET MANAGEMENT, INC.

C.  Complete address of depositor's principal executive offices:

                              18925 Base Camp Road
                            Monument, Colorado 80132

D.  Name and complete address of agent for service:

                                                 WITH A COPY TO:

            SCOTT COLYER                        SCOTT R. ANDERSON
   Advisors Asset Management, Inc.           Chapman and Cutler LLP
         18925 Base Camp Road                111 West Monroe Street
      Monument, Colorado  80132           Chicago, Illinois  60603-4080

E. Title of securities being registered: Units of undivided beneficial interest in the trust

F.  Approximate date of proposed public offering:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

[ ] Check box if it is proposed that this filing will become effective on ____________, 2016 at _____ pursuant to Rule 487.

-------------------------------------------------------------------------------

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

 The information in this prospectus is not complete and may be changed.  No one may sell units of the trusts until the registration statement filed with the
   Securities and Exchange Commission is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

                   PRELIMINARY PROSPECTUS DATED MARCH 15, 2016
                              SUBJECT TO COMPLETION




THE DOW(R) VALUE TEN PORTFOLIO, SERIES 2016-2Q

INTERNATIONAL HIGH 30 DIVIDEND PORTFOLIO, SERIES 2016-2Q

STRATEGIC HIGH 80 DIVIDEND PORTFOLIO, SERIES 2016-2Q


(ADVISORS DISCIPLINED TRUST 1658)







                                   PROSPECTUS

                                  MAY ___, 2016











        [LOGO]                          As with any investment, the Securities
                                        and Exchange Commission has not approved
         AAM                            or disapproved of these securities or
                                        passed upon the adequacy or accuracy of
       ADVISORS                         this prospectus.  Any contrary
   ASSET MANAGEMENT                     representation is a criminal offense.

--------------------------
DOW(R) VALUE TEN PORTFOLIO
--------------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide above average total return through dividend income and capital appreciation. There is no assurance the trust will achieve its objective.

                          PRINCIPAL INVESTMENT STRATEGY

  The trust seeks to provide total return, through dividend income and capital appreciation, by investing in a portfolio consisting of the 10 stocks with the highest dividend yield chosen from among the 30 stocks in the Dow Jones Industrial Average(SM) ("DJIA(SM)") as of ____________, ____. The stocks are held in approximately equal dollar amounts as of the trust's inception.

  Please note that the strategy was applied to select the portfolio at a particular time. If we<F1>* create additional units of the trust after the trust's inception date, the trust will purchase the securities originally selected by applying the strategy. This is true even if a later application of the strategy would have resulted in the selection of different securities. We disregard any stock in the DJIA(SM) where the U.S. government or any of its agencies can exercise any veto power over any current or future dividends, whether common or preferred, to be distributed in connection with such stock. In such cases, we will automatically select the next highest dividend yielding stock in the DJIA(SM). In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the target of an announced business acquisition which are expected to happen within six months of the date of this prospectus have been excluded from the universe of securities from which the trust's securities are selected.

                                 PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

* AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your units.

* THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

* THE TRUST'S PERFORMANCE MIGHT NOT SUFFICIENTLY CORRESPOND TO PUBLISHED HYPOTHETICAL BACK-TESTED PERFORMANCE OF THE TRUST'S INVESTMENT STRATEGY. This can happen for reasons such as an inability to exactly replicate the weightings of securities in the strategy or be fully invested, timing of the trust offering or timing of your investment, and trust expenses. Hypothetical back-tested performance is not actual past performance of this or any trust. Hypothetical back-tested performance is based on application of a trust's investment strategy as of a particular time.

* WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.


--------------------
<F1>*  "AAM," "we" and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.


2     Investment Summary

                                WHO SHOULD INVEST

  You should consider this investment if you want:

  * to own a defined portfolio of stocks selected using dividend-oriented criteria.

  *  the potential to receive dividend income and capital appreciation.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment in common stocks.

  * are uncomfortable investing in stocks selected using dividend-oriented criteria.

  *  are uncomfortable with the trust's strategy.

  *  seek aggressive growth without current income.

  *  seek capital preservation.

          -------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          UNIT PRICE AT INCEPTION                              $10.0000

          INCEPTION DATE                             ____________, 2016
          TERMINATION DATE                           ____________, ____

          ESTIMATED NET ANNUAL DISTRIBUTIONS*
          First year                                   $______ per unit
          Second year                                  $______ per unit

          DISTRIBUTION DATES                     25th day of each month
          RECORD DATES                           10th day of each month

          CUSIP NUMBERS
          Standard Accounts
            Cash distributions                                _________
            Reinvest distributions                            _________
          Fee Based Accounts
            Cash distributions                                _________
            Reinvest distributions                            _________

          TICKER SYMBOL                                          ______

          MINIMUM INVESTMENT                           $1,000/100 units

          TAX STRUCTURE                                   Grantor Trust

          -------------------------------------------------------------

*  As of ___________, 2016 and may vary thereafter.

                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                   AS A %           AMOUNT
                                  OF $1,000        PER 100
SALES FEE                         INVESTED          UNITS
                                  ------------------------

Initial sales fee                   1.00%           $10.00
Deferred sales fee                  1.45             14.50
Creation & development fee          0.50              5.00
                                   -------         -------
Maximum sales fee                   2.95%           $29.50
                                   =======         =======

ORGANIZATION COSTS                  0.38%            $3.80
                                   =======         =======

                                   AS A %          AMOUNT
ANNUAL                             OF  NET        PER 100
OPERATING EXPENSES                 ASSETS          UNITS
                                  ------------------------

Trustee fee & expenses              _.__%           $_____
Supervisory, evaluation
  and administration fees           _.__             _____
                                   -------         -------
Total                               _.__%           $_____
                                   =======         =======

  The initial sales fee is the difference between the total sales fee (maximum of 2.95% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.145 per unit and is paid in three monthly installments beginning ____________, ____. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months).

                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

          1 year            $_____
          3 years           $_____
          5 years           $_____
          10 years          $_____

  This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a reduced rollover sales charge of 1.95%.


                                                        Investment Summary     3

THE DOW(R) VALUE TEN PORTFOLIO, SERIES 2016-2Q
(ADVISORS DISCIPLINED TRUST 1658)
PORTFOLIO
AS OF THE TRUST INCEPTION DATE, ____________, 2016


                                                                         PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                 AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL             ISSUER(1)                                  PRICE             SHARE(1)      TO TRUST(2)
------------------------------------------------------------------------------------------------------------------------

COMMON STOCKS -- 100.00%


























                                                                            ---------                        ----------
                                                                             100.00%                          $_______
                                                                            =========                        ==========



Notes to Portfolio

(1) Securities are represented by contracts to purchase securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date. In accordance with Accounting Standards Codification 820, "Fair Value Measurements", the trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)  The cost of the securities to the sponsor and the sponsor's profit or
     (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $__________ and $_________, respectively.



4     Investment Summary

                HYPOTHETICAL BACK-TESTED PERFORMANCE INFORMATION

  The following table compares hypothetical back-tested performance information for the strategy employed by the trust and the actual performance of the DJIA(SM) in each of the years listed below (and as of the most recent month). These hypothetical back-tested returns do not guarantee and should not be used to predict future performance of the trust. Returns from the trust will differ from the hypothetical strategy returns for several reasons, including:

  * total return figures shown do not reflect commissions paid by the trust on the purchase of securities or taxes you will incur;

  * strategy returns are for calendar years (and through the most recent month), while trusts begin and end on various dates;

  * extraordinary market events that we have not expected to be repeated and may have affected performance;

  *  the trust has a scheduled term longer than one year;

  * the trust may not be fully invested at all times or equally weighted in all stocks comprising its strategy; and

  * the trust often purchases or sells securities at prices different from the closing prices used in buying and selling units.

  You should note that the trust is not designed to parallel movements in any index, and it is not expected that it will do so. In fact, the trust's strategy underperformed its comparative index in certain years and we cannot guarantee that the trust will outperform its related index over the life of the trust or over consecutive rollover periods, if available.

                    HYPOTHETICAL COMPARISON OF TOTAL RETURNS
          -----------------------------------------------------------

                                THE DOW(R) VALUE
                                  TEN STRATEGY
                                  HYPOTHETICAL
             YEAR                 PERFORMANCE             DJIA(SM)
          -----------------------------------------------------------

          1976                       29.76%                22.82%
          1977                       -3.55                -12.84
          1978                       -2.59                  2.79
          1979                        9.26                  4.19
          1980                       22.90                 22.17
          1981                        4.52                 -3.57
          1982                       22.01                 27.11
          1983                       34.66                 25.97
          1984                        4.39                  1.31
          1985                       25.10                 33.55
          1986                       30.87                 27.10
          1987                        4.03                  5.48
          1988                       20.73                 16.14
          1989                       23.80                 32.19
          1990                      -10.47                 -0.56
          1991                       29.71                 24.19
          1992                        5.35                  7.41
          1993                       23.43                 16.93
          1994                        1.04                  5.01
          1995                       32.73                 36.87
          1996                       24.43                 28.89
          1997                       18.25                 24.94
          1998                        7.34                 18.15
          1999                        0.76                 27.21
          2000                        2.50                 -4.71
          2001                       -7.18                 -5.43
          2002                      -11.22                -14.97
          2003                       24.25                 28.23
          2004                        1.31                  5.30
          2005                       -7.60                  1.72
          2006                       26.04                 19.03
          2007                       -0.77                  8.87
          2008                      -38.38                -31.92
          2009                        9.08                 22.70
          2010                       17.79                 14.10
          2011                       11.75                  8.34
          2012                        6.84                 10.23
          2013                       31.20                 29.63
          2014                        7.95                 10.02
          2015                       -0.04                  0.23
          2016 thru ____             __.__                 __.__

          -----------------------------------------------------------

+ these returns are the result of extraordinary market events and are not expected to be repeated


                                                        Investment Summary     5

  Hypothetical back-tested performance is no guarantee of future results. Hypothetical back-tested performance of the Dow(R) Value Ten Strategy stocks (the "strategy stocks") is hypothetical (and does not represent any actual trust), is shown for illustrative purposes only and is not intended to indicate the future performance of any investment, including the trust. The strategy stocks for a given year consist of the common stocks selected by applying the strategy as of the beginning of the period (and not the date the trust actually sells units).

  Securities are selected through application of a strategy at a particular point in time and if a security which is a component of a strategy is merged out of existence, de-listed or suffers a similar fate during the period in which the strategy performance is being measured, such security will not be replaced by another security during that period. The strategy is not rebalanced during each one year period and as a result the stocks used for determining hypothetical back-tested performance will not take into account subsequent changes to the indexes used as a starting point for the strategy.

  Total return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Total return figures shown above in the table assume that all dividends are reinvested semi-annually. Strategy figures reflect the deduction of sales charges and expenses but have not been reduced by estimated brokerage commissions and other transaction costs paid by the trust in acquiring securities or any taxes incurred by investors.

  Hypothetical back-tested returns are hypothetical, meaning that they do not represent actual trading, and, thus, may not reflect material economic and market factors, such as liquidity constraints, that may have had an impact on actual decision making. The hypothetical back-tested performance is the retroactive application of the strategy designed with the full benefit of hindsight.

  The trust's strategy begins with the DJIA(SM). The DJIA(SM) consists of 30 U.S. stocks chosen by the editors of The Wall Street Journal as being representative of the broad market and of American industry. Changes in the component stocks of the DJIA(SM) are made entirely by the editors of The Wall Street Journal without consulting the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely.

  The Dow Jones Industrial Average(SM) is a product of Dow Jones Indexes, a licensed trademark of CME Group Index Services LLC ("CME"), and has been licensed for use by the trust. Dow Jones(R), Dow Jones Industrial Average(SM), DJIA(SM) and Dow Jones Indexes are service marks of Dow Jones Trademark Holdings, LLC ("Dow Jones") and have been licensed for use for certain purposes by the trust. Dow Jones, CME and their respective affiliates have no relationship to the trust, other than the licensing of the Dow Jones Industrial Average and their respective service marks for use in connection with the trust. Dow Jones, CME and their respective affiliates have no obligation to take the needs of the sponsor or the unitholders of the trust into consideration in determining, composing or calculating the Dow Jones Industrial Average(SM). Dow Jones, CME and their respective affiliates are not responsible for and have not participated in the determination of the timing of,


6     Investment Summary
prices at, or quantities of units of the trust to be issued or in the determination or calculation of the equation by which the units of the trust is to be converted into cash. Dow Jones, CME and their affiliates have no obligation or liability in connection with the administration, management or marketing of the trust. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the trust but which may be similar to and competitive with the trust. In addition, CME Group Inc. and its affiliates actively trade financial products which are linked to the performance of the DJIA(SM). It is possible that this trading activity will affect the value of the DJIA and the trust.

  DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OWNERS OF UNITS OF THE TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES AND THE TRUST.

  The indexes are unmanaged, not subject to fees, and not available for direct investment.

  The publishers of the DJIA(SM) are not affiliated with us and have not participated in creating the trust or selecting the securities for the trust, nor have they reviewed or approved of any of the information contained herein.

  The trust will pay a license fee for the use of certain service marks, trademarks and/or trade names of Dow Jones.



                                                        Investment Summary     7

----------------------------------------
INTERNATIONAL HIGH 30 DIVIDEND PORTFOLIO
----------------------------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide above average total return. There is no assurance the trust will achieve its objective.

                          PRINCIPAL INVESTMENT STRATEGY

  The trust invests in a portfolio of stocks of foreign companies selected using a specialized dividend-oriented strategy that seeks above average total return. We<F1>* selected the portfolio as of ___________, ____ using the following strategy:

* We begin with the companies listed in the S&P ADR Index. The S&P ADR Index is based on the non-U.S. stocks comprising the S&P Global 1200 Index. The S&P ADR Index is made up of those companies from the S&P Global 1200 Index that offer either Level II or Level III American Depositary Receipts
   (ADRs), global shares, or ordinary shares in the case of Canadian equities. The S&P Global 1200 Index covers 30 countries and consists of seven regional components.

* From the S&P ADR Index, we identify the three stocks in each of the ten industry sector components of the S&P ADR Index with the highest dividend yields.

* We select those 30 stocks for the trust's portfolio in approximately equal weightings.

  The ten industry sectors used in the strategy are the Global Industry Classification Standard sectors published by Standard & Poor's and MSCI Barra. Please note that we applied the strategy to select the portfolio at a particular time. If we create additional units of the trust after the trust's inception date, the trust will purchase the securities originally selected by applying the strategy. This is true even if a later application of the strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the target of an announced business combination which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which the trust's securities are selected.

                                 PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

* AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your units.

* THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

* THE TRUST'S PERFORMANCE MIGHT NOT SUFFICIENTLY CORRESPOND TO PUBLISHED HYPOTHETICAL BACK-TESTED PERFORMANCE OF THE TRUST'S INVESTMENT STRATEGY. This can happen for reasons such as an inability to exactly replicate the weightings of securities in the strategy or be fully invested, timing of the trust offering or timing of your investment, and trust expenses. Hypothetical back-tested performance is not actual past performance of this or any trust. Hypothetical back-tested performance is based on application of a trust's investment strategy as of a particular time.

* SECURITIES OF FOREIGN COMPANIES HELD BY THE TRUST PRESENT RISKS BEYOND THOSE OF U.S. ISSUERS. These risks may include market and political factors related to the company's foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.

* WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.


8     Investment Summary

                                WHO SHOULD INVEST

  You should consider this investment if you want:

  * to own a defined portfolio of stocks of foreign companies selected based on historical dividend yields.

  * to pursue a long-term, dividend-oriented investment strategy that includes investment in subsequent portfolios, if available.

  *  the potential to receive dividend income and capital appreciation.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment in stocks of foreign companies.

  *  are uncomfortable with the trust's strategy.

  *  seek aggressive growth without current income.

  *  seek capital preservation.

          ------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          UNIT PRICE AT INCEPTION                             $10.0000

          INCEPTION DATE                            ____________, 2016
          TERMINATION DATE                          ____________, ____

          ESTIMATED NET ANNUAL
          DISTRIBUTIONS*                              $______ per unit

          DISTRIBUTION DATES                    25th day of each month
          RECORD DATES                          10th day of each month

          CUSIP NUMBERS
          Standard Accounts
            Cash distributions                               _________
            Reinvest distributions                           _________
          Fee Based Accounts
            Cash distributions                               _________
            Reinvest distributions                           _________

          TICKER SYMBOL                                         ______

          MINIMUM INVESTMENT                          $1,000/100 units

          TAX STRUCTURE                   Regulated Investment Company
          ------------------------------------------------------------

*  As of ____________, 2016 and may vary thereafter.

                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                   AS A %          AMOUNT
                                  OF $1,000        PER 100
SALES FEE                         INVESTED          UNITS
                                  ------------------------

Initial sales fee                   1.00%           $10.00
Deferred sales fee                  1.45             14.50
Creation & development fee          0.50              5.00
                                   -------         -------
Maximum sales fee                   2.95%           $29.50
                                   =======         =======

ORGANIZATION COSTS                  0.38%            $3.80
                                   =======         =======

                                   AS A %          AMOUNT
ANNUAL                             OF NET          PER 100
OPERATING EXPENSES                 ASSETS           UNITS
                                  ------------------------

Trustee fee & expenses              _.__%            $____
Supervisory, evaluation
  and administration fees           _.__              ____
                                   -------         -------
Total                               _.__%            $____
                                   =======         =======

  The initial sales fee is the difference between the total sales fee (maximum of 2.95% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.145 per unit and is paid in three monthly installments beginning on ____________, ____. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months).

                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

          1 year            $_____
          3 years           $_____
          5 years           $_____
          10 years          $_____

  This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a reduced rollover sales charge of 1.95%.


                                                        Investment Summary     9

INTERNATIONAL HIGH 30 DIVIDEND PORTFOLIO, SERIES 2016-2Q
(ADVISORS DISCIPLINED TRUST 1658)
PORTFOLIO
AS OF THE TRUST INCEPTION DATE, ____________, 2016


                                                                            PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                    AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL             ISSUER(1)                                     PRICE             SHARE(1)      TO TRUST(2)
----------------------------------------------------------------------------------------------------------------------------

COMMON STOCKS -- 100.00%







































(continued)


10     Investment Summary

INTERNATIONAL HIGH 30 DIVIDEND PORTFOLIO, SERIES 2016-2Q
(ADVISORS DISCIPLINED TRUST 1658)
PORTFOLIO (CONTINUED)
AS OF THE TRUST INCEPTION DATE, ____________, 2016


                                                                            PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                    AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL             ISSUER(1)                                     PRICE             SHARE(1)      TO TRUST(2)
----------------------------------------------------------------------------------------------------------------------------























                                                                              ---------                         ----------
                                                                               100.00%                           $_______
                                                                              =========                         ==========


Notes to Portfolio

(1) Securities are represented by contracts to purchase securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date. In accordance with Accounting Standards Codification 820, "Fair Value Measurements", the trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities. All securities are issued by foreign issuers.

     Common stocks comprise approximately 100.00% of the investments in the trust, broken down by country of organization as set forth below:






(2)  The cost of the securities to the sponsor and the sponsor's profit or
     (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $__________ and $__________, respectively.


                                                       Investment Summary     11

                HYPOTHETICAL BACK-TESTED PERFORMANCE INFORMATION

  The following table compares hypothetical back-tested performance information for the strategy employed by the trust and the actual performance of the Standard & Poor's ADR Index and the Standard & Poor's 500 Index in each of the years listed below (and as of the most recent month end). These hypothetical back-tested returns do not guarantee and should not be used to predict future performance of the trust. Returns from the trust will differ from the hypothetical strategy returns for several reasons, including:

  * total return figures shown do not reflect commissions paid by the trust on the purchase of securities or taxes you will incur;

  * strategy returns are for calendar years (and through the most recent month), while trusts begin and end on various dates;

  * extraordinary market events that we have not expected to be repeated and may have affected performance;

  *  the trust has a scheduled term longer than one year;

  * the trust may not be fully invested at all times or equally weighted in all stocks comprising its strategy; and

  * the trust often purchases or sells securities at prices different from the closing prices used in buying and selling units.

  You should note that the trust is not designed to parallel movements in any index, and it is not expected that it will do so. In fact, the trust's strategy underperformed its comparative indexes in certain years and we cannot guarantee that the trust will outperform any index over the life of the trust or over consecutive rollover periods, if available.

                    HYPOTHETICAL COMPARISON OF TOTAL RETURNS
       ----------------------------------------------------------------
                        INTERNATIONAL
                           HIGH 30
                          STRATEGY       STANDARD &      STANDARD &
                        HYPOTHETICAL     POOR'S ADR      POOR'S 500
       YEAR              PERFORMANCE       INDEX           INDEX
       ----------------------------------------------------------------

       2003                64.57%+         36.98%          28.67%
       2004                22.61           15.20           10.87
       2005                16.73           14.03            4.91
       2006                27.54           26.90           15.78
       2007                24.21           17.02            5.49
       2008               -40.80          -42.66          -36.99
       2009                58.06+          36.59           26.47
       2010                 7.04            7.70           15.08
       2011                -7.92          -10.49            2.09
       2012                 8.83           16.17           15.99
       2013                19.57           15.83           32.36
       2014               -11.61           -4.37           13.66
       2015               -25.95           -8.66            1.38
       2016 thru ____      __.__           __.__           __.__

       Source: Bloomberg L.P.
       ----------------------------------------------------------------

+ these returns are the result of extraordinary market events and are not expected to be repeated.

  Hypothetical back-tested performance is no guarantee of future results. Hypothetical back-tested performance of the International High 30 Strategy (the "strategy stocks") is hypothetical (and does not represent any actual trust), is shown for illustrative purposes only and is not intended to indicate the future performance of any investment, including the trust. The strategy stocks for a given year consist of the common stocks selected by applying the strategy as of the beginning of the period (and not the date the trust actually sells units). The hypothetical back-tested performance of the strategy stocks for ___ of the 14 periods shown are the result of extraordinary market events and are not expected to be repeated.


12     Investment Summary

  Securities are selected through application of a strategy at a particular point in time and if a security which is a component of a strategy is merged out of existence, de-listed or suffers a similar fate during the period in which the strategy performance is being measured, such security will not be replaced by another security during that period. The strategy is not rebalanced during each one year period and as a result the stocks used for determining hypothetical back-tested performance will not take into account subsequent changes to the indexes used as a starting point for the strategy.

  Total return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Total return figures shown above in the table assume that all dividends are reinvested semi-annually. Strategy figures reflect the deduction of sales charges and expenses but have not been reduced by estimated brokerage commissions and other transaction costs paid by the trust in acquiring securities or any taxes incurred by investors.

  Hypothetical back-tested returns are hypothetical, meaning that they do not represent actual trading, and, thus, may not reflect material economic and market factors, such as liquidity constraints, that may have had an impact on actual decision making. The hypothetical back-tested performance is the retroactive application of the strategy designed with the full benefit of hindsight.

  The trust strategy is based on the Standard & Poor's ADR Index. The Standard & Poor's ADR Index is designed to track the S&P 700 Index. The S&P ADR Index only includes securities that can be traded and settled in the U.S. The index is made up of those companies from the S&P 700 Index that offer either Level II or Level III ADRs, global shares, or ordinary shares in the case of Canadian equities. (Level II and III ADRs are listed on U.S. securities exchanges or Nasdaq and must comply with certain Securities and Exchange Commission disclosure requirements.) The S&P 700 Index is a subset of the S&P Global 1200 Index, representing the non-US segment of global equity markets. It is the S&P Global 1200 Index excluding the S&P 500 Index stocks. The S&P Global 1200 Index is a composite index, comprised of seven regional and country headline indices, many of which are the accepted leaders in their local markets. The S&P Global 1200 Index covers 30 countries and consists of seven regional components.

  The indexes are unmanaged, not subject to fees, and not available for direct investment.

  The strategy is derived from stocks contained in the S&P ADR Index. Standard & Poor's, a division of the McGraw-Hill Companies, Inc., publisher of the S&P ADR Index, is not affiliated with us and has not participated in creating the trust or selecting the securities for the trust, nor have they reviewed or approved of any of the information contained herein.


                                                       Investment Summary     13

------------------------------------
STRATEGIC HIGH 80 DIVIDEND PORTFOLIO
------------------------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide above average total return. There is no assurance the trust will achieve its objective.

                          PRINCIPAL INVESTMENT STRATEGY

  The trust invests in a diversified portfolio of 80 equity securities with 50 securities selected using the High 50(R) Dividend Strategy and 30 securities selected using the International High 30 Dividend Strategy as of ____________, 2016. Both the High 50(R) Dividend Strategy and the International High 30 Dividend Strategy are specialized dividend-oriented strategies that seek to provide above average total return. Each strategy is described in detail below. We<F1>* selected the portfolio in an effort to provide an enhanced total return while reducing overall portfolio volatility through diversification of securities and investment strategies.

  The trust invests in each security in approximately equal weightings as of the trust's inception and the weightings will vary thereafter in accordance with fluctuations in stock prices. We currently offer separate unit investment trusts that invest according to the same or similar investment strategies. The components, portfolio securities and structure of the trust offered in this prospectus may differ in certain respects from those other trusts we may be offering that use similar investment strategies.

  HIGH 50(R) DIVIDEND STRATEGY. This strategy selects 50 securities using a specialized dividend-oriented strategy that seeks to provide above average total return. We selected the 50 securities using the following strategy:

  * We begin with the companies included in the New York Stock Exchange (NYSE) Composite Index, Nasdaq Composite Index and NYSE MKT Composite Index.

  *  Stocks are eliminated if at the time of selection:

     *  the company's stock market capitalization is $1 billion or less,

     *  the company's headquarters is located outside the United States,

     * the stocks are securities of limited partnerships, exchange-traded funds, investment companies or shares of beneficial interest to the extent such securities are not otherwise excluded from the composition of the indexes.

  * Of the remaining stocks we select the five stocks in each of the ten industry sector components with the highest dividend yields. The trust invests in these 50 stocks.

  The ten industry sectors used in the strategy are the Global Industry Classification Standard sectors published by Standard & Poor's and MSCI Barra. Please note that we applied the strategy to select the portfolio at a particular time. If we create additional units of the trust after the trust's inception date, the trust will purchase the securities originally selected by applying the strategy. This is true even if a later application of the strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the target of an announced business acquisition which we expect will happen, within six months of the date of this prospectus have been excluded from the universe of securities from which the trust's securities are selected.

  The High 50(R) Dividend Strategy begins with the NYSE Composite Index, the Nasdaq Composite Index and the NYSE MKT Composite Index. The NYSE Composite Index is designed to measure the performance of all common stocks listed on the


--------------------
<F1>*  "AAM," "we" and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.


14     Investment Summary

NYSE, including American Depository Receipts (ADRs), real estate investment trusts (REITs) and tracking stocks. All closed-end funds, exchange-traded funds, limited partnerships and derivatives are excluded from the index. The Nasdaq Composite Index measures all domestic and international based common type stocks traded on The Nasdaq Stock Market. To be eligible for inclusion in this index the security's U.S. listing must be exclusively on The Nasdaq Stock Market (with certain exceptions), and have a security type of ADRs, common stock, limited partnership interests, ordinary shares, REITs, shares of beneficial interest or tracking stocks. Security types not included in this index are closed-end funds, convertible debentures, exchange-traded funds, preferred stocks, rights, warrants, units and other derivative securities. The NYSE MKT Composite Index is an index representing the aggregate value of the common shares or ADRs of all NYSE MKT-listed companies, REITs, master limited partnerships and closed-end investment companies. The publishers of the indexes are not affiliated with us and have not participated in creating the trust or selecting the securities for the trust, nor have they reviewed or approved of any of the information contained herein.

  INTERNATIONAL HIGH 30 DIVIDEND STRATEGY. This strategy selects 30 securities of foreign companies selected using a specialized dividend-oriented strategy that seeks to provide above average total return. This strategy also seeks to outperform the Standard & Poor's ADR Index. We selected these 30 securities using the following strategy:

  *  We begin with the companies listed in the S&P ADR Index.  The S&P ADR
     Index is based on the non-U.S. stocks comprising the S&P Global 1200 Index. The S&P ADR Index is made up of those companies from the S&P Global 1200 Index that offer either Level II or Level III ADRs, global shares, or ordinary shares in the case of Canadian equities. The S&P Global 1200 Index covers 30 countries and consists of seven regional components.

  * From the S&P ADR Index, we identify the three stocks in each of the ten industry sector components of the S&P ADR Index with the highest dividend yields.

   *  We select those 30 stocks for the trust's portfolio.

  The ten industry sectors used in the strategy are the Global Industry Classification Standard sectors published by Standard & Poor's and MSCI Barra. Please note that we applied the strategy to select the portfolio at a particular time. If we create additional units of the trust after the trust's inception date, the trust will purchase the securities originally selected by applying the strategy. This is true even if a later application of the strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the target of an announced business combination which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which the trust's securities are selected.

  The International High 30 Dividend Strategy is based on the Standard & Poor's ADR Index. The Standard & Poor's ADR Index is designed to track the S&P 700 Index. The S&P ADR Index only includes securities that can be traded and settled in the U.S. The index is made up of those companies from the S&P 700 Index that offer either Level II or Level III ADRs, global shares, or ordinary shares in the case of Canadian equities. The S&P 700 Index is a subset of the S&P Global 1200 Index, representing the non-US segment of global equity markets. It is the S&P Global 1200 Index excluding the S&P 500 Index stocks. The S&P Global 1200 Index is a composite index, comprised of seven regional and country headline indices, many of


                                                       Investment Summary     15
which are the accepted leaders in their local markets. The S&P Global 1200 Index covers 30 countries and consists of seven regional components. The strategy is derived from stocks contained in the S&P ADR Index. Standard & Poor's, a division of the McGraw-Hill Companies, Inc., publisher of the S&P ADR Index, is not affiliated with us and has not participated in creating the trust or selecting the securities for the trust, nor have they reviewed or approved of any of the information contained herein.

  Please note that we applied the strategy to select the portfolio at a particular time. If we create additional units of the trust after the trust's inception date, the trust will purchase the securities originally selected by applying the strategy. This is true even if a later application of the strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the target of an announced business acquisition which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which the trust's securities are selected.

                                 PRINCIPAL RISKS

 As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

* AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your units.

* THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

* THE TRUST'S PERFORMANCE MIGHT NOT SUFFICIENTLY CORRESPOND TO PUBLISHED HYPOTHETICAL BACK-TESTED PERFORMANCE OF THE TRUST'S STRATEGY. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the trust offering or timing of your investment, and trust expenses. Hypothetical back-tested performance is not actual past performance of this or any trust. Hypothetical back-tested performance is based on application of a trust's investment strategy as of a particular time.

* THE TRUST MAY INVEST SIGNIFICANTLY IN SECURITIES OF SMALL AND MID-SIZE COMPANIES. These securities are often more volatile and have lower trading volumes than securities of larger companies. Small and mid-size companies may have limited products or financial resources, management inexperience and less publicly available information.

* SECURITIES OF FOREIGN COMPANIES HELD BY THE TRUST PRESENT RISKS BEYOND THOSE OF U.S. ISSUERS. These risks may include market and political factors related to the company's foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.

* WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.


16     Investment Summary

                                WHO SHOULD INVEST

  You should consider this investment if you want:

  * to own a defined portfolio of securities selected based on two dividend-oriented investment strategies.

  * to pursue a long-term investment strategy that includes investment in subsequent portfolios, if available.

  *  the potential to receive above average total return.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment in the securities held by the trust.

  *  are uncomfortable with the trust's strategies.

  *  seek aggressive growth without current income.

  *  seek capital preservation.

          ------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          UNIT PRICE AT INCEPTION                             $10.0000

          INCEPTION DATE                            ____________, 2016
          TERMINATION DATE                          ____________, ____

          ESTIMATED NET ANNUAL
          DISTRIBUTIONS*                              $______ per unit

          DISTRIBUTION DATES                    25th day of each month
          RECORD DATES                          10th day of each month

          CUSIP NUMBERS
          Standard Accounts
            Cash distributions                               _________
            Reinvest distributions                           _________
          Fee Based Accounts
            Cash distributions                               _________
            Reinvest distributions                           _________

          TICKER SYMBOL                                         ______

          MINIMUM INVESTMENT                          $1,000/100 units

          TAX STRUCTURE                   Regulated Investment Company

          ------------------------------------------------------------

*  As of ____________, 2016 and may vary thereafter.

                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                   AS A %          AMOUNT
                                  OF $1,000        PER 100
SALES FEE                         INVESTED          UNITS
                                  ------------------------

Initial sales fee                   1.00%           $10.00
Deferred sales fee                  1.45             14.50
Creation & development fee          0.50              5.00
                                   -------         -------
Maximum sales fee                   2.95%           $29.50
                                   =======         =======

ORGANIZATION COSTS                  0.38%            $3.80
                                   =======         =======

                                   AS A %          AMOUNT
ANNUAL                             OF NET          PER 100
OPERATING EXPENSES                 ASSETS           UNITS
                                  ------------------------

Trustee fee & expenses              _.__%            $____
Supervisory, evaluation
  and administration fees           _.__              ____
                                   -------         -------
Total                               _.__%            $____
                                   =======         =======

  The initial sales fee is the difference between the total sales fee (maximum of 2.95% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.145 per unit and is paid in three monthly installments beginning on ____________, ____. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months).

                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

          1 year            $_____
          3 years           $_____
          5 years           $_____
          10 years          $_____

  This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a reduced rollover sales charge of 1.95%.


                                                       Investment Summary     17

STRATEGIC HIGH 80 DIVIDEND PORTFOLIO, SERIES 2016-2Q
(ADVISORS DISCIPLINED TRUST 1658)
PORTFOLIO
AS OF THE TRUST INCEPTION DATE, ____________, 2016


                                                                           PERCENTAGE OF
NUMBER                                                                       AGGREGATE        MARKET         COST OF
  OF       TICKER                                                             OFFERING       VALUE PER      SECURITIES
SHARES     SYMBOL           ISSUER(1)                                          PRICE          SHARE(1)     TO TRUST(2)
----------------------------------------------------------------------------------------------------------------------


COMMON STOCKS -- 100.00%





































(Continued)



18     Investment Summary

STRATEGIC HIGH 80 DIVIDEND PORTFOLIO, SERIES 2016-2Q
(ADVISORS DISCIPLINED TRUST 1658)
PORTFOLIO (CONTINUED)
AS OF THE TRUST INCEPTION DATE, ____________, 2016


                                                                           PERCENTAGE OF
NUMBER                                                                       AGGREGATE        MARKET         COST OF
  OF       TICKER                                                             OFFERING       VALUE PER      SECURITIES
SHARES     SYMBOL           ISSUER(1)                                          PRICE          SHARE(1)     TO TRUST(2)
----------------------------------------------------------------------------------------------------------------------




































(Continued)



                                                       Investment Summary     19

STRATEGIC HIGH 80 DIVIDEND PORTFOLIO, SERIES 2016-2Q
(ADVISORS DISCIPLINED TRUST 1658)
PORTFOLIO (CONTINUED)
AS OF THE TRUST INCEPTION DATE, ____________, 2016


                                                                           PERCENTAGE OF
NUMBER                                                                       AGGREGATE        MARKET         COST OF
  OF       TICKER                                                             OFFERING       VALUE PER      SECURITIES
SHARES     SYMBOL           ISSUER(1)                                          PRICE          SHARE(1)     TO TRUST(2)
----------------------------------------------------------------------------------------------------------------------









































(Continued)



20     Investment Summary

STRATEGIC HIGH 80 DIVIDEND PORTFOLIO, SERIES 2016-2Q
(ADVISORS DISCIPLINED TRUST 1658)
PORTFOLIO (CONTINUED)
AS OF THE TRUST INCEPTION DATE, ____________, 2016


                                                                           PERCENTAGE OF
NUMBER                                                                       AGGREGATE        MARKET         COST OF
  OF       TICKER                                                             OFFERING       VALUE PER      SECURITIES
SHARES     SYMBOL           ISSUER(1)                                          PRICE          SHARE(1)     TO TRUST(2)
----------------------------------------------------------------------------------------------------------------------














                                                                             ---------                     ----------
                                                                              100.00%                       $_______
                                                                             =========                     ==========



Notes to Portfolio

(1) Securities are represented by contracts to purchase securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date. In accordance with Accounting Standards Codification 820, "Fair Value Measurements", the trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)  The cost of the securities to the sponsor and the sponsor's profit or
     (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $__________ and $__________, respectively.

(3)  This is a security issued by a foreign company.

     Common stocks comprise approximately 100.00% of the investments in the trust, broken down by country of organization as set forth below:



                                                       Investment Summary     21

                HYPOTHETICAL BACK-TESTED PERFORMANCE INFORMATION

  The following table compares hypothetical back-tested performance information for the strategy employed by the trust, the High 50(R) Dividend Strategy, the International High 30 Dividend Strategy, and the actual performance of the Standard & Poor's 500 Index in each of the years listed (and as of the most recent month end). These hypothetical returns do not guarantee and should not be used to predict future performance of the trust. Returns from the trust will differ from the hypothetical back-tested strategy returns for several reasons, including:

  * total return figures shown do not reflect commissions paid by the trust on the purchase of securities or taxes you will incur;

  * strategy returns are for calendar years (and through the most recent month), while trusts begin and end on various dates;

  * extraordinary market events that we have not expected to be repeated and may have affected performance;

  *  the trust has a scheduled term longer than one year;

  * the trust may not be fully invested at all times or equally weighted in all stocks comprising its strategy; and

  * the trust often purchases or sells securities at prices different from the closing prices used in buying and selling units.

  You should note that the trust is not designed to parallel movements in any index, and it is not expected that it will do so. In fact, the trust's strategy underperformed its comparative indexes in certain years and we cannot guarantee that the trust will outperform any index over the life of the trust or over consecutive rollover periods, if available.

---------------------------------------------------------------------------------------------------
                              HYPOTHETICAL COMPARISON OF TOTAL RETURNS
---------------------------------------------------------------------------------------------------
                                                                    INTERNATIONAL
                       STRATEGIC HIGH 80          HIGH 50(R)           HIGH 30
                       DIVIDEND STRATEGY      DIVIDEND STRATEGY   DIVIDEND STRATEGY    STANDARD &
                          HYPOTHETICAL           HYPOTHETICAL        HYPOTHETICAL      POOR'S 500
  YEAR                    PERFORMANCE            PERFORMANCE         PERFORMANCE         INDEX
---------------------------------------------------------------------------------------------------

  2003                      43.71%                31.19%               64.57%+            28.67%
  2004                      17.62                 14.61                22.61              10.87
  2005                       8.38                  3.37                16.73               4.91
  2006                      23.76                 21.49                27.54              15.78
  2007                      11.59                  4.02                24.21               5.49
  2008                     -41.76                -42.34               -40.80             -36.99
  2009                      47.16+                40.61                58.06+             26.47
  2010                      13.89                 17.99                 7.04              15.08
  2011                       0.48                  5.51                -7.92               2.09
  2012                       7.76                  7.22                 8.83              15.99
  2013                      22.14                 23.81                19.57              32.36
  2014                       1.36                  9.15               -11.61              13.66
  2015                     -18.25                -13.51               -25.95               1.38
  2016 thru ____            __.__                 __.__                __.__              __.__

  Source: Bloomberg L.P.
---------------------------------------------------------------------------------------------------

+ these returns are the result of extraordinary market events and are not expected to be repeated.


22     Investment Summary

  Hypothetical back-tested performance is no guarantee of future results. Hypothetical back-tested performance of the trust strategy (the Strategic High 80 Dividend Strategy), High 50(R) Dividend Strategy and International High 30 Dividend Strategy stocks (the "strategy stocks") is hypothetical (and does not represent any actual trust), is shown for illustrative purposes only and is not intended to indicate the future performance of any investment, including the trust. The strategy stocks for a given year consist of the common stocks selected by applying the strategy as of the beginning of the period (and not the date the trust actually sells units). The hypothetical back-tested past performance of the Strategic High 80 Dividend Strategy stocks for ___ of the 14 periods shown are the result of extraordinary market events and are not expected to be repeated.

  Securities are selected through application of a strategy at a particular point in time and if a security which is a component of a strategy is merged out of existence, de-listed or suffers a similar fate during the period in which the strategy performance is being measured, such security will not be replaced by another security during that period. The strategy is not rebalanced during each one year period and as a result the stocks used for determining hypothetical back-tested performance will not take into account subsequent changes to the indexes used as a starting point for the strategy.

  Total return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Total return shown in the table above figures assume that all dividends are reinvested semi-annually. Strategy figures reflect the deduction of sales charges and expenses but have not been reduced by estimated brokerage commissions and other transaction costs paid by the trust in acquiring securities or any taxes incurred by investors.

  Hypothetical back-tested returns are hypothetical, meaning that they do not represent actual trading, and, thus, may not reflect material economic and market factors, such as liquidity constraints, that may have had an impact on actual decision making. The hypothetical performance is the retroactive application of the strategy designed with the full benefit of hindsight.

  The Standard & Poor's 500 Index is an index that includes a representative sample of 500 leading companies in leading industries of the U.S. economy. Although the Standard & Poor's 500 Index focuses on the large-cap segment of the market, with over 80% coverage of U.S. equities, it is also often considered a proxy for the total U.S. stock market.

  The indexes are unmanaged, not subject to fees, and not available for direct investment.

  The publisher of the index is not affiliated with us and has not participated in creating the trust or selecting the securities for the trust, nor has the publisher reviewed or approved of any of the information contained herein.


                                                       Investment Summary     23

                                HOW TO BUY UNITS

  You can buy units of a trust on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at WWW.AAMLIVE.COM. The public offering price of units includes:

  *  the net asset value per unit plus

  *  organization costs plus

  *  the sales fee.

  The "net asset value per unit" is the value of the securities, cash and other assets in your trust reduced by the liabilities of your trust divided by the total units or your trust outstanding. We often refer to the public offering price of units as the price" or "purchase price." The offer price will be effective for all orders received prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time). If we receive your order prior to the close of regular trading on the New York Stock Exchange or authorized financial professionals receive your order prior to that time and properly transmit the order to us by the time that we designate, then you will receive the price computed on the date of receipt. If we receive your order after the close of regular trading on the New York Stock Exchange, if authorized financial professionals receive your order after that time or if orders are received by such persons and are not transmitted to us by the time that we designate, then you will receive the price computed on the date of the next determined offer price provided that your order is received in a timely manner on that date. It is the responsibility of the authorized financial professional to transmit the orders that they receive to us in a timely manner. Certain broker-dealers may charge a transaction or other fee for processing unit purchase orders.

  VALUE OF THE SECURITIES. We determine the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that exchange is open. We generally determine the value of securities using the last sale price for securities traded on a national securities exchange. For this purpose, the trustee provides us closing prices from a reporting service approved by us. In some cases we will price a security based on its fair value after considering appropriate factors relevant to the value of the security. We will only do this if a security is not principally traded on a national securities exchange or if the market quotes are unavailable or inappropriate.

  We determined the initial prices of the securities shown under each "Portfolio" section in this prospectus as described above at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

  ORGANIZATION COSTS. During the initial offering period, part of the value of the units represents an amount that will pay the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, a portfolio consultant's security selection fee (if any), federal and state registration fees, the initial fees and expenses of the trustee and the initial audit. Your trust will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your units will decline when your trust pays these costs.


24     Understanding Your Investment

  TRANSACTIONAL SALES FEE. You pay a fee in connection with purchasing units. We refer to this fee as the "transactional sales fee." The transactional sales fee has both an initial and a deferred component and equals 2.45% of the public offering price per unit based on a $10 public offering price per unit. This percentage amount of the transactional sales fee is based on the unit price on your trust's inception date. The transactional sales fee equals the difference between the total sales fee and the creation and development fee. As a result, the percentage and dollar amount of the transactional sales fee will vary as the public offering price per unit varies. The transactional sales fee does not include the creation and development fee which is described under "Fees and Expenses" for your trust.

  The maximum sales fee equals 2.95% of the public offering price per unit at the time of purchase. You pay the initial sales fee at the time you buy units. The initial sales fee is the difference between the total sales fee percentage (maximum of 2.95% of the public offering price per unit) and the sum of the remaining fixed dollar deferred sales fee and the total fixed dollar creation and development fee. The initial sales fee will be approximately 1.00% of the public offering price per unit depending on the public offering price per unit. The deferred sales fee is fixed at $0.145 per unit. Your trust pays the deferred sales fee in equal monthly installments as described under "Fees and Expenses" for your trust. If you redeem or sell your units prior to collection of the total deferred sales fee, you will pay any remaining deferred sales fee upon redemption or sale of your units.

  If you purchase units after the last deferred sales fee payment has been assessed, the secondary market sales fee is equal to 2.95% of the public offering price and does not include deferred payments (i.e. unitholders who buy in the secondary market after collection of the deferred sales fee are not charged deferred sales fees).

  MINIMUM PURCHASE. The minimum amount you can purchase appears under "Essential Information" for your trust, but such amounts may vary depending on your selling firm.

  REDUCING YOUR SALES FEE. We offer a variety of ways for you to reduce the fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units. Except as expressly provided herein, you may not combine discounts. Since the deferred sales fee and the creation and development fee are fixed dollar amounts per unit, your trust must charge these fees per unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales fee is less than the fixed dollar amounts of the deferred sales fee and the creation and development fee, we will credit you the difference between your total sales fee and these fixed dollar fees at the time you buy units.

  Large Purchases. You can reduce your sales fee by increasing the size of your investment:

      IF YOU PURCHASE:        YOUR FEE WILL BE:
     ------------------------------------------

     Less than $50,000             2.95%
     $50,000 - $99,999             2.70
     $100,000 - $249,999           2.45
     $250,000 - $499,999           2.20
     $500,000 - $999,999           1.95
     $1,000,000 or more            1.40

  We apply these fees as a percent of the public offering price per unit at the time of purchase. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirements that only whole units be issued.


                                            Understanding Your Investment     25

  You aggregate initial offering period unit orders submitted by the same person for units of any of the trusts we sponsor on any single day from any one broker-dealer to qualify for a purchase level. If you purchase initial offering period units that qualify for the fee account or rollover/exchange discount described below and also purchase additional initial offering period units on a single day from the same broker-dealer that do not qualify for the fee account or rollover/exchange discount, you aggregate all initial offering period units purchased for purposes of determining the applicable breakpoint level in the table above on the additional units, but such additional units will not qualify for the fee account or rollover/exchange discount described below. Secondary market unit purchases are not aggregated with initial offering period unit purchases for purposes of determining the applicable breakpoint level. You can also include these orders as your own for purposes of this aggregation:

  * orders submitted by your spouse or children (including step-children) under 21 years of age living in the same household and

  *  orders submitted by your trust estate or fiduciary accounts.

  The discounts described above apply only to initial offering period purchases.

  Fee Accounts. Investors may purchase units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge investor accounts ("Fee Accounts") periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with an investment account for which a comprehensive "wrap fee" charge ("Wrap Fee") is imposed. You should consult your financial advisor to determine whether you can benefit from these accounts. To purchase units in these Fee Accounts, your financial advisor must purchase units designated with one of the Fee Account CUSIP numbers, if available. Please contact your financial advisor for more information. If units are purchased for a Fee Account and the units are subject to a Wrap Fee in such Fee Account (i.e., the trust is "Wrap Fee Eligible") then investors may be eligible to purchase units in these Fee Accounts that are not subject to the transactional sales fee but will be subject to the creation and development fee that is retained by the sponsor. For example, this table illustrates the sales fee you will pay as a percentage of the initial $10 public offering price per unit (the percentage will vary with the unit price).

  Initial sales fee                0.00%
  Deferred sales fee               0.00%
                                  -------
    Transactional sales fee        0.00%
                                  =======
  Creation and development fee     0.50%
                                  -------
    Total sales fee                0.50%
                                  =======

  This discount applies only during the initial offering period. Certain Fee Account investors may be assessed transaction or other fees on the purchase and/or redemption of units by their broker-dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a trust.

  Employees. We waive the transactional sales fee for purchases made by officers, directors and employees (and immediate family members) of the sponsor and its affiliates. These purchases are not subject to the transactional sales fee but will be subject to the creation and development fee. We also waive a portion of the sales fee for purchases


26     Understanding Your Investment
made by officers, directors and employees (and immediate family members) of selling firms. These purchases are made at the public offering price per unit less the applicable regular dealer concession. Immediate family members for the purposes of this section include your spouse, children (including step-children) under the age of 21 living in the same household, and parents (including step-parents). These discounts apply to initial offering period and secondary market purchases. All employee discounts are subject to the policies of the related selling firm, including but not limited to, householding policies or limitations. Only officers, directors and employees (and their immediate family members) of selling firms that allow such persons to participate in this employee discount program are eligible for the discount.

  Rollover/Exchange Option. We waive a portion of the sales fee on units of the trusts offered in this prospectus if you buy your units with redemption or termination proceeds from any unit investment trust (regardless of sponsor).
The discounted public offering price per unit for these transactions is equal to the regular public offering price per unit less 1.00%. However, if you invest redemption or termination proceeds of $500,000 or more in units, the maximum sales fee on your units will be limited to the maximum sales fee for the applicable amount invested in the table under "Large Purchases" above. To qualify for this discount, the termination or redemption proceeds used to purchase units of a trust offered in this prospectus must be derived from a transaction that occurred within 30 calendar days of your purchase of units of a trust offered in this prospectus. In addition, the discount will only be available for investors that utilize the same broker-dealer (or a different broker-dealer with appropriate notification) for both the unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the unit purchase. You may be required to provide appropriate documentation or other information to your broker-dealer to evidence your eligibility for this sales fee discount.

  Please note that if you purchase units of a trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales fee at redemption, you should be aware that any deferred sales fee remaining on these units will be deducted from those redemption proceeds. These discounts apply only to initial offering period purchases.

  Dividend Reinvestment Plan. We do not charge any sales fee when you reinvest distributions from your trust into additional units of your trust. This sales fee discount applies to initial offering period and secondary market purchases. Since the deferred sales fee and the creation and development fee are fixed dollar amounts per unit, your trust must charge these fees per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee or creation and development fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time.

  RETIREMENT ACCOUNTS. Your portfolio may be suitable for purchase in tax-advantaged retirement accounts. You should contact your financial professional about the accounts offered and any additional fees imposed.

                             HOW TO SELL YOUR UNITS

  You can sell or redeem your units on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at


                                            Understanding Your Investment     27

WWW.AAMLIVE.COM or through your financial professional. The sale and redemption price of units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you sell or redeem units during the initial offering period. The sale and redemption price is sometimes referred to as the "liquidation price." You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction or other fee for processing unit redemption or sale requests.

  SELLING UNITS. We may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current net asset value, provided that you will not pay any remaining creation and development fee or organization costs if you sell units during the initial offering period. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current redemption price.

  REDEEMING UNITS. You may also redeem your units directly with the trustee, The Bank of New York Mellon, on any day the New York Stock Exchange is open.
The redemption price that you will receive for units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you redeem units during the initial offering period. You will pay any remaining deferred sales fee at the time you redeem units. You will receive the net asset value for a particular day if the trustee receives your completed redemption request prior to the close of regular trading on the New York Stock Exchange. Redemption requests received by authorized financial professionals prior to the close of regular trading on the New York Stock Exchange that are properly transmitted to the trustee by the time designated by the trustee, are priced based on the date of receipt. Redemption requests received by the trustee after the close of regular trading on the New York Stock Exchange, redemption requests received by authorized financial professionals after that time or redemption requests received by such persons that are not transmitted to the trustee until after the time designated by the trustee, are priced based on the date of the next determined redemption price provided they are received in a timely manner by the trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the trustee so they will be received in a timely manner. If your request is not received in a timely manner or is incomplete in any way, you will receive the next net asset value computed after the trustee receives your completed request.

  If you redeem your units, the trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take three business days). The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.


28     Understanding Your Investment

  You can request an in-kind distribution of the securities underlying your units if you tender at least 2,500 units for redemption (or such other amount as required by your financial professional's firm). This option is generally available only for securities traded and held in the United States. The trustee will make any in-kind distribution of securities by distributing applicable securities in book entry form to the account of your financial professional at Depository Trust Company. You will receive whole shares of the applicable securities and cash equal to any fractional shares. You may not request this option in the last 30 days of your trust's life. We may discontinue this option upon sixty days notice.

  EXCHANGE OPTION. You may be able to exchange your units for units of our unit trusts at a reduced sales fee. You can contact your financial professional for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. We may discontinue this option at any time upon sixty days notice.

  ROLLOVER OPTION. Your trust's strategy may be a long-term investment strategy designed to be followed on an annual basis. You may achieve more consistent long-term investment results by following the strategy. As part of the strategy, we currently intend to offer a subsequent series of your trust for a rollover when the current trust terminates. When your trust terminates you will have the option to (1) participate in a rollover and have your units reinvested into a subsequent trust series through a cash rollover as described in this section, (2) receive an in-kind distribution of securities or (3) receive a cash distribution.

  If you elect to participate in a rollover, your units will be redeemed on your trust's termination date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series, if available, at the public offering price for the new trust. The trustee will attempt to sell securities to satisfy the redemption as quickly as practicable on the termination date. We do not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the securities and could impact the length of the sale period. The liquidity of any security depends on the daily trading volume of the security and the amount available for redemption and reinvestment on any day.

  We intend to make subsequent trust series available for sale at various times during the year. Of course, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as current trusts. We cannot guarantee that a rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the trust procedures. We may, in our sole discretion, modify a rollover or stop creating units of any future trust at any time regardless of whether all proceeds of unitholders have been reinvested in a rollover. We may decide not to offer a rollover option upon sixty days notice. Cash which has not been reinvested in a rollover will be distributed to unitholders shortly after the termination date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a


                                            Understanding Your Investment     29
rollover but may not be entitled to a deduction for capital losses due to the "wash sale" tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See "Understanding Your Investment-- Taxes".

                                  DISTRIBUTIONS

  MONTHLY DISTRIBUTIONS. Your trust generally pays distributions of its net investment income along with any excess capital on each distribution date to unitholders of record on the preceding record date. If your trust is a "grantor trust" for federal tax purposes, the trust will generally only make a distribution if the total cash held for distribution equals at least 0.1% of the trust's net asset value as determined under the trust agreement. The record and distribution dates are shown under "Essential Information" in the "Investment Summary" section of this prospectus for each trust. In some cases, your trust might pay a special distribution if it holds an excessive amount of cash pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your portfolio. Your trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it is structured as a "regulated investment company" for federal tax purposes. The amount of your distributions will vary from time to time as companies change their dividends or trust expenses change.

  When your trust receives dividends from a portfolio security, the trustee credits the dividends to the trust's accounts. In an effort to make relatively regular income distributions, if your trust is a "regulated investment company" for tax purposes and makes monthly distributions, your trust's monthly income distribution is equal to one-twelfth of the estimated net annual dividends to be received by your trust after deduction of trust operating expenses. Because a trust does not receive dividends from the portfolio securities at a constant rate throughout the year, the income distributions to unitholders from such a trust may be more or less than the amount credited to your trust accounts as of the record date. For the purpose of minimizing fluctuation in income distributions, the trustee is authorized to advance such amounts as may be necessary to provide income distributions of approximately equal amounts. The trustee will be reimbursed, without interest, for any such advances from available income received by a trust on the ensuing record date.

  ESTIMATED ANNUAL DISTRIBUTIONS. The estimated net annual distributions for your trust is shown under "Essential Information" section of this prospectus related to your trust. We generally base the estimate of the income your trust may receive on annualizing the most recent ordinary dividend declared by an issuer (or adding the most recent interim and final dividends declared for certain foreign issuers) or on scheduled income payments. However, dividend conventions for certain companies and/or certain countries differ from those typically used in the United States and in certain instances, dividends paid or declared over several years or other periods were used to estimate annual distributions. Due to this and various other factors, actual dividends received by your trust will most likely differ from the most recent annualized dividends or scheduled income payments. The actual net annual distributions you will receive will vary with changes in your trust's fees and expenses, in dividends received and with the sale of securities.

  REPORTS. The trustee or your financial professional will make available to you a statement showing income and other receipts of your trust for each distribution. Each year the trustee will


30     Understanding Your Investment
also provide an annual report on your trust's activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

                                INVESTMENT RISKS

  All investments involve risk. This section describes the main risks that can impact the value of the securities in your portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

  MARKET RISK is the risk that the value of the securities in your trust will fluctuate. This could cause the value of your units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security. Even though we supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not sell a security solely because the market value falls as is possible in a managed fund.

  DIVIDEND PAYMENT RISK is the risk that an issuer of a security is unwilling or unable to pay income on a security. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.

  STRATEGY CORRELATION RISK is the risk that your trust's performance will not sufficiently correspond with the hypothetical back-tested performance of your trust's investment strategy, if any. This risk applies to your trust if the "Investment Summary" section for your trust in this prospectus includes "Hypothetical Back-tested Performance Information." This can happen for reasons such as:

  * the impracticability of owning each of the strategy stocks with the exact weightings at a given time,

  * strategy performance is based on a calendar year strategy while trusts may be created at various times during the year and generally have 15 month terms,

  *  your trust may not be fully invested at all times, and

  *  trust fees and expenses.

  Hypothetical back-tested performance is not actual past performance of this or any trust. Hypothetical back-tested performance is based on application of a trust's investment strategy as of a particular time.

  SMALL AND MID-SIZE COMPANIES. Your trust may invest in securities issued by small and mid-size companies. The share prices of these companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

  CONCENTRATION RISK is the risk that the value of your trust is more susceptible to fluctuations based


                                            Understanding Your Investment     31
on factors that impact a particular sector because the portfolio concentrates in securities issued by companies within that sector. A portfolio "concentrates" in a sector when securities in a particular sector make up 25% or more of the portfolio.

  FOREIGN ISSUER RISK. An investment in securities of foreign issuers involves certain risks that are different in some respects from an investment in securities of domestic issuers. These include risks associated with future political and economic developments, international trade conditions, foreign withholding taxes, liquidity concerns, currency fluctuations, volatility, restrictions on foreign investments and exchange of securities, potential for expropriation of assets, confiscatory taxation, difficulty in obtaining or enforcing a court judgment, potential inability to collect when a company goes bankrupt and economic, political or social instability. Moreover, individual foreign economies may differ favorably or unfavorably from the U.S. economy for reasons including differences in growth of gross domestic product, rates of inflation, capital reinvestment, resources, self-sufficiency and balance of payments positions. There may be less publicly available information about a foreign issuer than is available from a domestic issuer as a result of different accounting, auditing and financial reporting standards. Some foreign markets are less liquid than U.S. markets which could cause securities to be bought at a higher price or sold at a lower price than would be the case in a highly liquid market.

  Securities of certain foreign issuers may be denominated or quoted in currencies other than the U.S. dollar. Foreign issuers also make payments and conduct business in foreign currencies. Many foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons. Changes in foreign currency exchange rates may affect the value of foreign securities and income payments. Generally, when the U.S. dollar rises in value against a foreign currency, a security denominated in that currency loses value because the currency is worth fewer U.S. dollars. Conversely, when the U.S. dollar decreases in value against a foreign currency, a security denominated in that currency gains value because the currency is worth more U.S. dollars. The U.S. dollar value of income payments on foreign securities will fluctuate similarly with changes in foreign currency values.

  Certain foreign securities may be held in the form of American Depositary Receipts ("ADRs"), Global Depositary Receipts ("GDRs"), or other similar receipts. Depositary receipts represent receipts for foreign securities deposited with a custodian (which may include the trustee of your trust). Depository receipts may not be denominated in the same currency as the securities into which they may be converted. ADRs typically trade in the U.S. in U.S. dollars and are registered with the Securities and Exchange Commission. GDRs are similar to ADRs, but GDRs typically trade outside of the U.S. and outside of the country of the issuer in the currency of the country where the GDR trades. Depositary receipts generally involve most of the same types of risks as foreign securities held directly but typically also involve additional expenses associated with the cost of the custodian's services. Some depositary receipts may experience less liquidity than the underlying securities traded in their home market. Certain depositary receipts are unsponsored (i.e. issued without the participation or involvement of the issuer of the underlying security). The issuers of unsponsored depositary receipts are not obligated to disclose information that may be considered material in the U.S. Therefore, there may be less information available regarding these issuers which can impact the relationship between certain information impacting a security and the market value of the depositary receipts.


32     Understanding Your Investment

  LEGISLATION OR LITIGATION RISK is the risk that various legislative initiatives will be proposed from time to time in the United States and abroad which may have a negative impact on certain of the companies represented in your trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by these issuers may negatively impact the share prices of these securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the securities.

  LIQUIDITY RISK is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security.

  NO FDIC GUARANTEE. An investment in the trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

                               HOW THE TRUST WORKS

  YOUR TRUST. Your trust is a unit investment trust registered under the Investment Company Act of 1940. We created your trust under a trust agreement between Advisors Asset Management, Inc. (as depositor/sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee). To create your trust, we deposited securities with the trustee (or contracts to purchase securities along with an irrevocable letter of credit or other consideration to pay for the securities). In exchange, the trustee delivered units of your trust to us.
Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates. At the close of the New York Stock Exchange on your trust's inception date, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units and fractional interest of each unit in your trust will increase or decrease to the extent of any adjustment.

  CHANGING YOUR PORTFOLIO. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed. Your trust will generally buy and sell securities:

  *  to pay expenses,

  *  to issue additional units or redeem units,

  * to take actions in response to certain corporate actions and other events impacting portfolio securities,

  *  in limited circumstances to protect the trust,

  * to make required distributions or avoid imposition of taxes on the trust, or

  *  as permitted by the trust agreement.

  When your trust sells securities, the composition and diversification of the securities in the portfolio may be altered. If a public tender offer has been made for a security or a merger, acquisition or similar transaction has been announced affecting a security, the sponsor may direct the trustee to sell the security or accept a tender offer if the supervisor determines that the action is in the best interest of unitholders. The trustee will distribute any available cash proceeds to unitholders.

  If an offer by the issuer of any of the portfolio securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will reject the offer unless your trust is a "regulated investment company" for tax purposes. If your trust is a "regulated investment company" for tax purposes


                                            Understanding Your Investment     33
and an offer by the issuer of any of the portfolio securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee may either vote for or against, or accept or reject, any offer for new or exchanged securities or property in exchange for a trust portfolio security at the direction of the sponsor.

  If any issuance, exchange or substitution of new or exchanged securities or property in exchange for a trust portfolio security occurs (regardless of any action or rejection by a trust), any securities and/or property received will be deposited into the trust and will be promptly sold by the trustee pursuant to the sponsor's direction, unless the sponsor advises the trustee to keep such securities or property.

  If any contract for the purchase of securities fails, the sponsor will refund the cash and sales fee attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with the trust agreement. If your trust is a "regulated investment company" for tax purposes, the sponsor may direct the reinvestment of security sale proceeds if the sale is the direct result of serious adverse credit factors which, in the opinion of the supervisor, would make retention of the securities detrimental to the trust. In such a case, the sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the trust on the trust's inception date. The sponsor may also instruct the trustee to take action necessary to ensure that a portfolio continues to satisfy the qualifications of a "regulated investment company" for tax purposes. Your trust will not participate in rights offerings of closed-end funds, if any.

  We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio to the extent practicable. When your trust buys securities, it may pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time your trust buys the securities. When your trust buys or sells securities, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with us, your trust or the trustee.

  Pursuant to an exemptive order, your trust may be able to purchase securities from other trusts that we sponsor when we create additional units. Your trust may also be able to sell securities to other trusts that we sponsor to satisfy unit redemption, pay deferred sales charges or expenses, in connection with periodic tax compliance or in connection with the termination of your trust. The exemption may enable each trust to eliminate commission costs on these transactions. The price for those securities will be the closing price on the sale date on the exchange where the securities are principally traded as certified by us to the trustee.

  AMENDING THE TRUST AGREEMENT. The sponsor and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the sponsor and the trustee). We cannot change this agreement to reduce your interest in your trust without your consent. Investors owning two-thirds of the units in your trust may vote to change this agreement.

  TERMINATION OF YOUR TRUST. Your trust will terminate on the termination date set forth under


34     Understanding Your Investment

"Essential Information" in the "Investment Summary" section of this prospectus for your trust. The trustee may terminate your trust early if the value of the trust is less than 40% of the original value of the securities in your trust at the time of deposit. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. The trustee will liquidate your trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of your trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If this happens, we will refund any sales charge that you paid.

  The trustee will notify you of any termination and sell any remaining securities. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

  THE SPONSOR.  The sponsor of your trust is Advisors Asset Management, Inc.
We are a broker-dealer specializing in providing trading and support services to broker-dealers, registered representatives, investment advisers and other financial professionals. Our headquarters are located at 18925 Base Camp Road, Monument, Colorado 80132. You can contact our unit investment trust division at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by using the contacts listed on the back cover of this prospectus. AAM is a registered broker-dealer and investment adviser, a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investor Protection Corporation (SIPC) and a registrant of the Municipal Securities Rulemaking Board
(MSRB). If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust.

  We and your trust have adopted a code of ethics requiring our employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

  The sponsor or an affiliate may use the list of securities in your trust in its independent capacity (which may include acting as an investment adviser or broker-dealer) and distribute this information to various individuals and entities. The sponsor or an affiliate may recommend or effect transactions in the securities. This may also have an impact on the price your trust pays for the securities and the price received upon unit redemption or trust termination. The sponsor may act as agent or principal in connection with the purchase and sale of securities, including those held by your trust, and may act as a specialist market maker in the securities. The sponsor may also issue reports and make recommendations on the securities in your trust. The sponsor or an affiliate may have participated in a public offering of one or more of the securities in your trust. The sponsor, an affiliate or their employees may have a long or short position in these securities or related securities. An officer, director or employee of the sponsor or an affiliate may be an officer or director for the issuers of the securities.

  THE TRUSTEE. The Bank of New York Mellon is the trustee of your trust with its principal unit investment trust division offices located


                                            Understanding Your Investment     35
at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. You can contact the trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust office. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying us and investors.

  HOW WE DISTRIBUTE UNITS. We sell units to the public through broker-dealers and other firms. These distribution firms each pay part of the sales fee when they sell units. During the initial offering period, the broker-dealer concession or agency commission for broker-dealers and other firms is as follows:

       TRANSACTION             CONCESSION OR
         AMOUNT:             AGENCY COMMISSION:
     ------------------------------------------

     Less than $50,000             2.25%
     $50,000 - $99,999             2.00
     $100,000 - $249,999           1.75
     $250,000 - $499,999           1.50
     $500,000 - $999,999           1.25
     $1,000,000 or more            0.70

  We apply these concessions or agency commissions as a percent of the public offering price per unit at the time of the transaction. The broker-dealer concession or agency commission is 65% of the sales fee for secondary market sales. For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase units of your trust, the broker-dealer concession or agency commission is 1.30% of the public offering price per unit. No broker-dealer concession or agency commission is paid to broker-dealers, investment advisers or other selling firms in connection with unit sales in Fee Accounts subject to a Wrap Fee.

  Broker-dealers and other firms that sell units of certain unit investment trusts for which AAM acts as sponsor are eligible to receive additional compensation for volume sales. The sponsor offers two separate volume concession structures for certain trusts that are referred to as "Volume Concession A" and "Volume Concession B." The trusts offered in this prospectus are Volume Concession A trusts. Broker-dealers and other firms that sell units of any Volume Concession A trust are eligible to receive the additional compensation described below. Such payments will be in addition to the regular concessions paid to firms as set forth in the applicable trust's prospectus.
The additional concession is based on total initial offering period sales of all Volume Concession A trusts during a calendar quarter as set forth in the following table:

       INITIAL OFFERING PERIOD SALES                  VOLUME
          DURING CALENDAR QUARTER                   CONCESSION
     ---------------------------------------------------------

     Less than $10,000,000                            0.000%
     $10,000,000 but less than $25,000,000            0.050
     $25,000,000 but less than $50,000,000            0.100
     $50,000,000 but less than $75,000,000            0.110
     $75,000,000 but less than $100,000,000           0.120
     $100,000,000 but less than $250,000,000          0.125
     $250,000,000 but less than $500,000,000          0.135
     $500,000,000 or more                             0.150

  This volume concession will be paid on units of all Volume Concession A trusts sold in the initial offering period, except as described below. For a trust to be eligible for this additional Volume Concession A compensation for calendar quarter sales, the trust's prospectus must include disclosure related to this additional Volume Concession A compensation; a trust is not eligible for this additional Volume Concession A compensation if the prospectus for such trust does not include disclosure related to this additional Volume Concession A compensation. Broker-dealer firms will not receive additional compensation


36     Understanding Your Investment
unless they sell at least $10.0 million of units of Volume Concession A trusts during a calendar quarter. For example, if a firm sells $9.5 million of units of Volume Concession A trusts in the initial offering period during a calendar quarter, the firm will not receive any additional compensation with respect to such trusts. Once a firm reaches a particular breakpoint during a quarter, the firm will receive the stated volume concession on all initial offering period sales of Volume Concession A trusts during the applicable quarter. For example, if a firm sells $12.5 million of units of Volume Concession A trusts in the initial offering period during a calendar quarter, the firm will receive additional compensation of 0.05% of $12.5 million and if a firm sells $27.0 million of units of Volume Concession A trusts in the initial offering period during a calendar quarter, the firm will receive additional compensation of 0.100% of $27.0 million.

  In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales charge. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions subject to the policies of the related selling firm. Secondary market sales of all unit trusts are excluded for purposes of these volume concessions. We will pay these amounts out of our own assets within a reasonable time following each calendar quarter.

  Any sales fee discount is borne by the broker-dealer or selling firm out of the broker-dealer concession or agency commission. We reserve the right to change the amount of concessions or agency commissions from time to time.

  We currently may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell units of your trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of our products by the intermediary or its agents, the placing of our products on a preferred or recommended product list and access to an intermediary's personnel. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of our products. We make such payments to a substantial majority of intermediaries that sell our products. We may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph and the volume concessions described above, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend our products, including your trust, over other products. These arrangements will not change the price you pay for your units.

  We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or


                                            Understanding Your Investment     37
country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

  We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. The amount of our profit or loss on the initial deposit of securities into your trust is shown in the "Notes to Portfolio" section for your trust.

                      TAXES--REGULATED INVESTMENT COMPANIES

  This section summarizes some of the main U.S. federal income tax consequences of owning units of your trust if your trust intends to qualify as a "regulated investment company" under federal tax laws. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

  This federal income tax summary is based in part on the advice of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

  As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

  TRUST STATUS. Your trust intends to qualify as a "regulated investment company" under the federal tax laws. If your trust qualifies as a regulated investment company and distributes its income as required by the tax law, your trust generally will not pay federal income taxes. An adverse federal income tax audit of a partnership that the trust invests in could result in the trust being required to pay federal income tax or pay a deficiency dividend (without having received additional cash).

  DISTRIBUTIONS. Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates your trust's distributions into three categories, ordinary income distributions, capital gain dividends and return of capital. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from your trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gain dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gain dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, your trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. A return of capital, although not initially taxable to you, will result in a reduction in the basis in your units and subsequently result in higher levels of taxable capital gains in the future. In addition, if the non-dividend distribution exceeds your basis in your units, you will have long-term or short-term gain depending upon your holding period.


38     Understanding Your Investment

The tax status of your distributions from your trust is not affected by whether you reinvest your distributions in additional units or receive them in cash.
The income from your trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year. Income from your trust may also be subject to a 3.8 percent "medicare tax". This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

  DIVIDENDS RECEIVED DEDUCTION. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends received from your trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on units that are attributable to qualifying dividends received by your trust from certain corporations may be reported by the trust as being eligible for the dividends received deduction.

  SALE OR REDEMPTION OF UNITS. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your units.

  CAPITAL GAINS AND LOSSES AND CERTAIN ORDINARY INCOME DIVIDENDS. If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% for taxpayers in the 39.6% tax bracket, 15% for taxpayers in the 25%, 28%, 33% and 35% tax brackets and 0% for taxpayers in the 10% and 15% tax brackets. Some portion of your capital gain dividends may be subject to higher maximum marginal stated federal income tax rates. Capital gains may also be subject to the "medicare tax" described above. Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to equity interests in real estate investment trusts that constitute interests in entities treated as real estate investment trusts for federal income tax purposes) is taxed at a maximum stated tax rate of 25%. In the case of capital gain dividends, the determination of which portion of the capital gain dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury.

  Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. However, if you receive a capital gain dividend from your trust and sell your unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.


                                            Understanding Your Investment     39

  Ordinary income dividends received by an individual unitholder from a regulated investment company such as your trust are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by your trust itself. Distributions with respect to shares in real estate investment trusts are qualifying dividends only in limited circumstances. Your trust will provide notice to its unitholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

  IN-KIND DISTRIBUTIONS. Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of trust securities when you redeem units or when your trust terminates. This distribution will be treated as a sale for federal income tax purposes and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received. The Internal Revenue Service could however assert that a loss could not be currently deducted.

  EXCHANGES. If you elect to have your proceeds from your trust rolled over into a future trust, the exchange would generally be considered a sale for federal income tax purposes.

  DEDUCTIBILITY OF TRUST EXPENSES. Expenses incurred and deducted by your trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income. Some individuals may also be subject to further limitations on the amount of their itemized deductions, depending on their income.

  FOREIGN TAX CREDIT. If your trust invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes your trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

  INVESTMENTS IN CERTAIN FOREIGN CORPORATIONS. If your trust holds an equity interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its unitholders. Your trust will not be able to pass through to its unitholders any credit or deduction for such taxes. Your trust may be able to make an election that could ameliorate these adverse tax consequences. In this case, your trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, your trust might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income


40     Understanding Your Investment
would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs are not treated as qualified dividend income.

  FOREIGN INVESTORS. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from your trust will be characterized as dividends for federal income tax purposes (other than dividends which your trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from your trust that are properly reported by your trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that your trust makes certain elections and certain other conditions are met. In addition, distributions in respect of units may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of units by such persons may be subject to such withholding after December 31, 2018. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

                              TAXES--GRANTOR TRUSTS

  This section summarizes some of the main U.S. federal income tax consequences of owning units of your trust if your trust is structured as a grantor trust under the federal tax laws.

  This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

  This federal income tax summary is based in part on the advice and opinion of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

  As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

  ASSETS OF THE TRUST. Your trust is expected to hold shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes. It is possible that your trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those


                                            Understanding Your Investment     41
described in this section. All of the assets held by your trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

  TRUST STATUS. If your trust is at all times operated in accordance with the documents establishing your trust and certain requirements of federal income tax law are met, your trust will not be taxed as a corporation for federal income tax purposes. As a unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or trust expenses. Income from the trust may also be subject to a 3.8 percent "medicare tax". This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

  YOUR TAX BASIS AND INCOME OR LOSS UPON DISPOSITION. If your trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits, as discussed below).

  If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% for taxpayers in the 39.6% tax bracket, 15% for taxpayers in the 25%, 28%, 33% and 35% tax brackets and 0% for taxpayers in the 10% and 15% tax brackets. Some portion of your capital gain dividends may be subject to higher maximum marginal stated federal income tax rates. Capital gains may also be subject to the "medicare tax" described above.

  Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

  DIVIDENDS FROM STOCKS. Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied.


42     Understanding Your Investment

  DIVIDENDS RECEIVED DEDUCTION. Generally, a domestic corporation owning units in a trust may be eligible for the dividends received deduction with respect to such unit owner's pro rata portion of certain types of dividends received by the trust. However, a corporation generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations.

  IN-KIND DISTRIBUTIONS. Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your units or at your trust's termination. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

  ROLLOVERS AND EXCHANGES. If you elect to have your proceeds from your trust rolled over into a future trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your units of your trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

  LIMITATIONS ON THE DEDUCTIBILITY OF TRUST EXPENSES. Generally, for federal income tax purposes, you must take into account your full pro rata share of your trust's income, even if some of that income is used to pay trust expenses. You may deduct your pro rata share of each expense paid by your trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income. Some individuals may also be subject to further limitations on the amount of their itemized deductions, depending on their income.

  FOREIGN INVESTORS, TAXES AND INVESTMENTS. Distributions by your trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some or all of the income from your trust or on any gain from the sale or redemption of your units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. Distributions in respect of units may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement


                                            Understanding Your Investment     43
with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of units by such persons may be subject to such withholding after December 31, 2018. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

  Some distributions by your trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

  If any U.S. investor is treated as owning directly or indirectly 10 percent or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50 percent of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (CFC). If you own 10 percent or more of a CFC (through your trust and in combination with your other investments) or possibly if your trust owns 10 percent or more of a CFC, you will be required to include certain types of the CFC's income in your taxable income for federal income tax purposes whether or not such income is distributed to your trust or to you.

  A foreign corporation will generally be treated as a passive foreign investment company (PFIC) if 75 percent or more of its income is passive income or if 50 percent or more of its assets are held to produce passive income. If your trust purchases shares in a PFIC, you may be subject to U.S. federal income tax on a portion of certain distributions or on gains from the disposition of such shares at rates that were applicable in prior years and any gain may be recharacterized as ordinary income that is not eligible for the lower net capital gains tax rate. Additional charges in the nature of interest may also be imposed on you. Certain elections may be available with respect to PFICs that would limit these consequences. However, these elections would require you to include certain income of the PFIC in your taxable income even if not distributed to the trust or to you, or require you to annually recognize as ordinary income any increase in the value of the shares of the PFIC, thus requiring you to recognize income for federal income tax purposes in excess of your actual distributions from PFICs and proceeds from dispositions of PFIC stock during a particular year. Dividends paid by PFICs are not eligible to be taxed at the net capital gains tax rate.

  NEW YORK TAX STATUS. Under the existing income tax laws of the State and City of New York, your trust will not be taxed as a corporation subject to the New York state franchise tax or the New York City general corporation tax. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your units.

                                    EXPENSES

  Your trust will pay various expenses to conduct its operations. The "Fees and Expenses" section for each trust in this prospectus shows the estimated amount of these expenses.

  The sponsor will receive a fee from your trust for creating and developing the trust, including determining the trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial


44     Understanding Your Investment
functions. This "creation and development fee" is a charge of $0.05 per unit. The trustee will deduct this amount from your trust's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

  Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse us as supervisor, evaluator and sponsor for providing portfolio supervisory services, for evaluating your portfolio and for providing bookkeeping and administrative services. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all of our unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

  Your trust will also pay its general operating expenses. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and the sponsor, legal fees and expenses, expenses incurred in contacting you and any applicable license fee for the use of certain service marks, trademarks and/or trade names. Your trust may pay the costs of updating its registration statement each year. The trustee will generally pay trust expenses from distributions received on the securities but in some cases may sell securities to pay trust expenses.

                                     EXPERTS

  LEGAL MATTERS. Chapman and Cutler LLP acts as counsel for your trust and has given an opinion that the units are validly issued. Dorsey & Whitney LLP acts as counsel for the trustee.

  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. Grant Thornton LLP, independent registered public accounting firm, audited the statements of financial condition and the portfolios included in this prospectus.

                             ADDITIONAL INFORMATION

  This prospectus does not contain all the information in the registration statement that your trust filed with the Securities and Exchange Commission. The Information Supplement, which was filed with the Securities and Exchange Commission, includes more detailed information about the securities in your portfolio, investment risks and general information about your trust. You can obtain the Information Supplement by contacting us or the Securities and Exchange Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).


                                            Understanding Your Investment     45

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

UNITHOLDERS
ADVISORS DISCIPLINED TRUST 1658

We have audited the accompanying statement of financial condition, including the trust portfolios on pages __, __, __, __, __ and __ of Advisors Disciplined Trust 1658, as of ___________, 2016, the initial date of deposit. The statements of financial condition are the responsibility of the trust's sponsor. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. We were not engaged to perform audits of the trusts' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trusts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall financial statement presentation. Our procedures included confirmation with The Bank of New York Mellon, trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statements of financial condition as of ___________, 2016. We believe that our audits of the statements of financial condition provides a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Advisors Disciplined Trust 1658 as of ___________, 2016, in conformity with accounting principles generally accepted in the United States of America.


Chicago, Illinois                  GRANT THORNTON LLP
___________, 2016


ADVISORS DISCIPLINED TRUST 1658                                            THE DOW(R)          INTERNATIONAL         STRATEGIC
                                                                           VALUE TEN         HIGH 30 DIVIDEND     HIGH 80 DIVIDEND
STATEMENTS OF FINANCIAL CONDITION AS OF ___________, 2016                  PORTFOLIO             PORTFOLIO           PORTFOLIO
----------------------------------------------------------------------------------------------------------------------------------

  INVESTMENT IN SECURITIES
  Contracts to purchase underlying securities (1)(2) . . . . . . . . . . . $                    $                    $
                                                                           ----------           ----------           ----------
    Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $                    $                    $
                                                                           ==========           ==========           ==========

  LIABILITIES AND INTEREST OF INVESTORS
  Liabilities:
    Organization costs (3) . . . . . . . . . . . . . . . . . . . . . . . . $                    $                    $
    Deferred sales fee (4) . . . . . . . . . . . . . . . . . . . . . . . .
    Creation and development fee (4) . . . . . . . . . . . . . . . . . . .
                                                                           ----------           ----------           ----------

                                                                           ----------           ----------           ----------

  Interest of investors:
    Cost to investors (5)  . . . . . . . . . . . . .  . . . . . . . . . . .
    Less: initial sales fee (4)(5) . . . . . . . . .  . . . . . . . . . . .
    Less: deferred sales fee, creation and development fee
         and organization costs (3)(4)(5)  . . . . . . .  . . . . . . . . .
                                                                           ----------           ----------           ----------
    Net interest of investors  . . . . . . . . . . . . . . . . . . . . . .
                                                                           ----------           ----------           ----------
    Total  . . . . . . . . . . . . . . . . . . . . .  . . . . . . . . . . .$                    $                    $
                                                                           ==========           ==========           ==========

  Number of units  . . . . . . . . . . . . . . . . .  . . . . . . . . . . .
                                                                           ==========           ==========           ==========

  Net asset value per unit . . . . . . . . . . . . .  . . . . . . . . . . .$                    $                    $
                                                                           ==========           ==========           ==========


(1) Aggregate cost of the securities is based on the closing sale price evaluations as determined by the evaluator.
(2) Cash or an irrevocable letter of credit has been deposited with the trustee covering the funds (aggregating $________ with $________ aggregated to each trust) necessary for the purchase of securities in the trusts represented by purchase contracts.
(3) A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trusts. These costs have been estimated at $_____ per unit for each trust. A distribution will be made as of the earlier of the close of the initial offering period or six months following the trust's inception date to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the sponsor and deducted from the assets of the trust.
(4) The total sales fee consists of an initial sales fee, a deferred sales fee and a creation and development fee. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the total creation and development fee. The maximum sales fee is 2.95% of the public offering price per unit. The deferred sales fee is equal to $0.145 per unit and the creation and development fee is equal to $0.05 per unit.
(5) The aggregate cost to investors includes the applicable sales fee assuming no reduction of sales fees.


46     Understanding Your Investment

CONTENTS

INVESTMENT SUMMARY
-----------------------------------------------------------------------

A concise description        2     THE DOW(R) VALUE TEN
of essential information           PORTFOLIO
about the portfolio
                             8     INTERNATIONAL HIGH 30
                                   DIVIDEND PORTFOLIO

                            14     STRATEGIC HIGH 80
                                   DIVIDEND PORTFOLIO


UNDERSTANDING YOUR INVESTMENT
-----------------------------------------------------------------------

Detailed information to     24     How to Buy Units
help you understand         27     How to Sell Your Units
your investment             30     Distributions
                            31     Investment Risks
                            33     How the Trust Works
                            38     Taxes--Regulated Investment
                                   Companies
                            41     Taxes--Grantor Trusts
                            44     Expenses
                            45     Experts
                            45     Additional Information
                            46     Report of Independent Registered
                                   Public Accounting Firm
                            46     Statement of Financial Condition


WHERE TO LEARN MORE
-----------------------------------------------------------------------

You can contact us for             VISIT US ON THE INTERNET
free information about             http://www.AAMlive.com
this and other investments,        CALL ADVISORS ASSET
including the Information          MANAGEMENT, INC.
Supplement                         (877) 858-1773
                                   CALL THE BANK OF NEW YORK MELLON
                                   (800) 848-6468


ADDITIONAL INFORMATION
-----------------------------------------------------------------------

This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information including the Information Supplement (a duplication fee may be required):

  E-MAIL:  publicinfo@sec.gov
  WRITE:   Public Reference Section
           Washington, D.C.  20549
  VISIT:   http://www.sec.gov
           (EDGAR Database)
  CALL:    1-202-551-8090
           (only for information on the operation of the Public Reference Section)

REFER TO:
  ADVISORS DISCIPLINED TRUST 1658
  Securities Act file number:  333-__________
  Investment Company Act file number:  811-21056






                        THE DOW(R) VALUE TEN PORTFOLIO,
                                 SERIES 2016-2Q

                         INTERNATIONAL HIGH 30 DIVIDEND
                           PORTFOLIO, SERIES 2016-2Q

                           STRATEGIC HIGH 80 DIVIDEND
                           PORTFOLIO, SERIES 2016-2Q








                                   PROSPECTUS

                                ___________, 2016














                                     [LOGO]

                                      AAM

                                    ADVISORS
                                ASSET MANAGEMENT

                         ADVISORS DISCIPLINED TRUST 1658

                 THE DOW(R) VALUE TEN PORTFOLIO, SERIES 2016-2Q

            INTERNATIONAL HIGH 30 DIVIDEND PORTFOLIO, SERIES 2016-2Q

              STRATEGIC HIGH 80 DIVIDEND PORTFOLIO, SERIES, 2016-2Q

                             INFORMATION SUPPLEMENT

      This Information Supplement provides additional information concerning each trust described in the prospectus for the Advisors Disciplined Trust series identified above. This Information Supplement should be read in conjunction with the prospectus. It is not a prospectus. It does not include all of the information that an investor should consider before investing in a trust. It may not be used to offer or sell units of a trust without the prospectus. This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission. Investors should obtain and read the prospectus prior to purchasing units of a trust. You can obtain the prospectus without charge by contacting your financial professional or by contacting the unit investment trust division of Advisors Asset Management, Inc. at 18925 Base Camp Road, Suite 203, Monument, Colorado 80132, at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by calling (877) 858-1773. This Information Supplement is dated as of the date of the prospectus.


                                    CONTENTS

          General Information                                   2
          Investment Objective and Policies                     3
          Risk Factors                                          5
          Administration of the Trust                          15
          Portfolio Transactions and Brokerage Allocation      25
          Purchase, Redemption and Pricing of Units            25
          Performance Information                              31

GENERAL INFORMATION

     Each trust is one of a series of separate unit investment trusts created under the name Advisors Disciplined Trust and registered under the Investment Company Act of 1940. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Advisors Asset Management, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee).

     When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. At the close of the New York Stock Exchange on the trust's inception date, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units, fractional interest of each unit in the trust and estimated income distributions per unit will increase or decrease to the extent of any adjustment. Additional units of each trust may be issued from time to time by depositing in the trust additional securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities. As additional units are issued by a trust as a result of the deposit of additional securities by the sponsor, the aggregate value of the securities in the trust will be increased and the fractional undivided interest in the trust represented by each unit will be decreased. The sponsor may continue to make additional deposits of securities into a trust, provided that such additional deposits will be in amounts, which will generally maintain the existing relationship among the shares of the securities in such trust. Thus, although additional units will be issued, each unit will generally continue to represent the same number of shares of each security. If the sponsor deposits cash to purchase additional securities, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because the trust will pay any associated brokerage fees.

     The trustee has not participated in the selection of the securities deposited in the trust and has no responsibility for the composition of the trust portfolio.

     Each unit initially offered represents an undivided interest in the related trust. To the extent that any units are redeemed by the trustee or additional units are issued as a result of additional securities being deposited by the sponsor, the fractional undivided interest in a trust represented by each unredeemed unit will increase or decrease accordingly, although the actual interest in such trust represented by such fraction will remain unchanged.
Units will remain outstanding until redeemed upon tender to the trustee by unitholders, which may include the sponsor, or until the termination of the trust agreement.

     A trust consists of (a) the securities listed under "Portfolio" in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales fee attributable to such failed contract to all unitholders on the next distribution date.

INVESTMENT OBJECTIVE AND POLICIES

     The trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

     The sponsor may not alter the portfolio of a trust by the purchase, sale or substitution of securities, except in special circumstances as provided in the trust agreement. Thus, the assets of a trust will generally remain unchanged under normal circumstances. The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the supervisor the retention of such securities would be detrimental to the trust.

     If a public tender offer has been made for a security or a merger, acquisition or similar transaction has been announced affecting a security, the trustee may either sell the security or accept a tender offer if the supervisor determines that the action is in the best interest of unitholders. The trustee will distribute any excess cash proceeds to unitholders. If your trust receives securities or other property, it will either hold the securities or property in the portfolio or sell the securities or property and distribute the proceeds. The sponsor may direct the reinvestment of security sale proceeds if the sale is the direct result of serious adverse credit factors which, in the opinion of the sponsor, would make retention of the securities detrimental to the trust. In such a case, the sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the trust on the trust's inception date. The sponsor may also instruct the trustee to take action necessary to ensure that the portfolio continues to satisfy the qualifications of a regulated investment company for federal tax purposes if the trust has elected to be taxed as a regulated investment company.

     The trustee may sell securities, designated by the supervisor, from a trust for the purpose of redeeming units of such trust tendered for redemption and the payment of expenses.

     In addition, if a trust has elected to be taxed as a regulated investment company, the trustee may dispose of certain securities and take such further action as may be needed from time to time to ensure that a trust continues to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the Internal Revenue Code, and as may be needed from time to time to avoid the imposition of any tax on a trust or undistributed income of a trust as a regulated investment company.

     Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided herein, in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited.

     Because certain of the securities in certain of the trusts may from time to time under certain circumstances be sold or otherwise liquidated and because the proceeds from such events will be distributed to unitholders and will not be reinvested, no assurance can be given that a trust will retain for any length of time its present size and composition. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any security. In the event of a failure to deliver any security that has been purchased for a trust under a contract ("Failed Securities"), the sponsor is authorized under the trust agreement to direct the trustee to acquire other securities ("Replacement Securities") to make up the original corpus of such trust.

     The Replacement Securities must be purchased within 20 days after delivery of the notice that a contract to deliver a security will not be honored and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Securities. The Replacement Securities must be equity securities of the type selected for the trust and must not adversely affect the federal income tax status of the trust. Whenever a Replacement Security is acquired for a trust, the trustee shall notify all unitholders of the trust of the acquisition of the Replacement Security and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the trust of the Failed Security exceeded the cost of the Replacement Security. Once all of the securities in a trust are acquired, the trustee will have no power to vary the investments of the trust, i.e., the trustee will have no managerial power to take advantage of market variations to improve a unitholder's investment.

     If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the sponsor will refund the sales fee attributable to such Failed Securities to all unitholders of the trust and the trustee will distribute the cash attributable to such Failed Securities not more than 30 days after the date on which the trustee would have been required to purchase a Replacement Security. In addition, unitholders should be aware that, at the time of receipt of such cash, they may not be able to reinvest such proceeds in other securities at a return equal to or in excess of the return which such proceeds would have earned for unitholders of such trust.

     In the event that a Replacement Security is not acquired by a trust, the income for such trust may be reduced.

     To the best of the sponsor's knowledge, there is no litigation pending as of the trust's inception in respect of any security that might reasonably be expected to have a material adverse effect on the trust. At any time after the trust's inception, litigation may be instituted on a variety of grounds with respect to the securities. The sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the trust. The sponsor and the trustee shall not be liable in any way for any default, failure or defect in any security.

RISK FACTORS

     MARKET RISK. Because the trust invests in stocks, you should understand the risks of investing in stocks before purchasing units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore units) will fall. Stocks are especially susceptible to general stock market movements. The value of stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of units will fluctuate with the value of the stocks in the trust and may be more or less than the price you originally paid for your units. As with any investment, we cannot guarantee that the performance of the trust will be positive over any period of time. Because the trust is unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some trusts hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment.

     DIVIDENDS. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

     FOREIGN ISSUERS. Because a trust may invest in foreign stocks, they involve additional risks that differ from an investment in domestic stocks. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of the trust, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, industrial foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.

     A trust may also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. For example, if a foreign stock rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor's return would be reduced to about 5%. This is because the foreign currency would "buy" fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates. A trust's foreign currency transactions will be conducted with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. These dealers realize a profit based on the difference between the price at which they buy the currency (bid price) and the price at which they sell the currency (offer price). The evaluator will estimate the currency exchange rates based on current activity in the related currency exchange markets, however, due to the volatility of the markets and other factors, the estimated rates may not be indicative of the rate a trust might obtain had the trustee sold the currency in the market at that time.

     SMALL-CAP AND MID-CAP COMPANIES. While historically smaller company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap and mid-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

     The prices of small or mid-size company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small-cap and mid-cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for a trust which contains these securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

     BASIC MATERIALS. An investment in units should be made with an understanding of the problems and risks an investment in securities of companies involved in the basic materials industry may entail. Companies in the basic materials sector are engaged in the manufacture, mining, processing, or distribution of raw materials and intermediate goods used in the industrial sector. These may include materials and products such as chemicals, commodities, forestry products, paper products, copper, iron ore, nickel, steel, aluminum, precious metals, textiles, cement, and gypsum. Basic materials companies may be affected by the volatility of commodity prices, exchange rates, import controls, worldwide competition, depletion of resources, and mandated expenditures for safety and pollution control devices. In addition, they may be adversely affected by technical progress, labor relations, and governmental regulation. These companies are also at risk for environmental damage and product liability claims. Production of industrial materials often exceeds demand as a result of over-building or economic downturns, which may lead to poor investment returns.

     CONSUMER PRODUCT AND RETAIL ISSUERS. The trust may invest significantly in issuers that manufacture or sell consumer products. The profitability of these companies will be affected by various factors including the general state of the economy and consumer spending trends. In the past, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, various retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.

     FINANCIAL SERVICES INDUSTRY. Your trust may concentrate in securities of issuers in the financial services industry.

     Banks and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. In addition, banks and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations. Banks will face increased competition from nontraditional lending sources as regulatory changes, such as the Gramm-Leach-Bliley financial services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks are already facing tremendous pressure from mutual funds, brokerage firms and other financial service providers in the competition to furnish services that were traditionally offered by banks.

     Companies engaged in investment management and broker-dealer activities are subject to volatility in their earnings and share prices that often exceeds the volatility of the equity market in general. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies.

Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and broker-dealer activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

     Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Already extensively regulated, insurance companies' profits may be adversely affected by increased government regulations or tax law changes.

     Financial services companies have faced significant difficulty related to the downturn in the housing and mortgage lending markets, corresponding declines in the value of mortgage-backed securities and the resulting impact on all areas of the financial services industry and the broader economy. These difficulties have given rise to considerable uncertainty regarding the global economy and financial services companies, in particular. The downturn has also led to considerable write-downs in the values of many assets held by financial services companies and a tightening of credit markets that has been marked by a general unwillingness of many entities to extend credit. These factors have caused a significant need for many financial services companies to raise capital to meet obligations and to satisfy regulatory and contractual capital requirements.
Many well-established financial services companies have been forced to seek additional capital through issuances of new preferred or common equity and certain companies have been forced to agree to be acquired by other companies (or sell some or all of their assets to other companies). In some cases government assistance, guarantees or direct participation in investments or
acquisitions have been necessary to facilitate these transactions.    In
addition, concerns regarding these issues and their potential negative impact to the U.S. and global economies have resulted in extreme volatility in securities prices and uncertain market conditions.

     In response to these issues, government authorities in the U.S. and other countries have initiated and may continue to engage in administrative and legislative action intended to address both short- and long-term difficulties facing the housing and mortgage lending markets, mortgage backed securities, the financial services industry and the broader economy. These government actions may include, but are not limited to, restrictions on investment activities; increased oversight, regulation and involvement in financial services company practices; adjustments to capital requirements; the acquisition of interests in and the extension of credit to private entities; and increased investigation efforts into the actions of companies and individuals in the financial service industry. No one can predict any action that might be taken or the effect any action or inaction will have. It is possible that any actions taken by government authorities will not address or help improve the state of these difficulties as intended. No one can predict the impact that the difficulties will have on the economy, generally or financial services companies. The difficulties and corresponding government action or inaction may have far reaching consequences and your investment may be adversely affected by such developments.

     Banks and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

     The statutory requirements applicable to, and regulatory supervision of, banks and their holding companies have increased significantly and have undergone substantial change in the past. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act, enacted in August 1989; the Federal Deposit Insurance Corporation Improvement Act of 1991, and the regulations promulgated under these laws. The impact of these laws on the business, financial condition and prospects of the Securities in the Trust's portfolio cannot be predicted with certainty. The Gramm-Leach-Bliley financial services overhaul legislation allows banks, securities firms and insurance companies to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Legislation to liberalize interstate banking has also been enacted. Under the legislation, banks are able to purchase or establish subsidiary banks in any state. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation may continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in the Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability, as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers. Among other benefits, such legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. Neither the Sponsor nor the Underwriter makes any prediction as to what, if any, manner of bank regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.

     The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

     The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. Neither the Sponsor nor the Underwriter makes any prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

     Companies engaged in investment management and brokerage activities are subject to the adverse effects of economic recession, volatile interest rates, and competition from new entrants in their fields of business. Adverse changes in the direction of the stock market, investor confidence, the financial health of customers, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition from new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and brokerage activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

     Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including but not limited to interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other natural or man-made disasters and the effects of client mergers. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.

     In addition to the normal risks of business, companies involved in the insurance and risk management industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as:

  * the inherent uncertainty in the process of establishing property-liability loss reserves, and the fact that ultimate losses could materially exceed established loss reserves, which could have a material adverse effect on results of operations and financial condition;

  * the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophic losses, which could have a material adverse impact on their financial conditions, results of operations and cash flow;

  * the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claim settlement practices;

  * the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability ratings;

  * the extensive regulation and supervision to which insurance companies are subject, and various regulatory and other legal actions;

  * the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; and

  * the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

     The state insurance regulatory framework has come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

     All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

     The value of securities issued by financial services companies may also be affected by the downturn in the housing and mortgage lending markets, corresponding declines in the value of mortgage backed securities and the resulting impact on all areas of the financial services industry. In response, government authorities have initiated and may continue to engage in administrative and legislative action intended to address both short- and long-term difficulties facing the housing and mortgage lending markets, mortgage backed securities, the financial services industry and the broader economy. These government actions may include, but are not limited to, restrictions on investment options, increased oversight, regulation and involvement in financial services company practices, adjustments to capital requirements, the acquisition of interests in and the extension of credit to private entities and increased investigation efforts into the actions of companies and individuals in the financial service industry. No one can predict the action that might be taken or the effect any action or inaction will have and it is possible that any actions taken by government authorities will not address or help improve the state of these difficulties as intended. The downturn and corresponding government action may have far reaching consequences into many geographic regions and areas of financial services companies and, consequently, the value of securities in the portfolio may decline in response to such developments.

     INDUSTRIALS ISSUERS. The trust may invest significantly in industrials companies. General risks of industrials companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. In addition, capital goods companies may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, labor relations, government regulations, government contracts and ecommerce initiatives. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny.

     Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, disputes over or ability to obtain or retain government contracts, or changes in government budget priorities, changes in aircraft-leasing contracts and cutbacks in profitable business travel. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction equipment manufacturers.

     REAL ESTATE INVESTMENT TRUSTS. Many factors can have an adverse impact on the performance of a particular real estate investment trust ("REIT"), including its cash available for distribution, the credit quality of a particular REIT or the real estate industry generally. The success of REITs depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact REITs, their future earnings and share prices.

     Risks associated with the direct ownership of real estate include, among other factors,

  *  general U.S. and global as well as local economic conditions,

  *  decline in real estate values,

  *  the financial health of tenants,

  *  overbuilding and increased competition for tenants,

  *  oversupply of properties for sale,

  *  changing demographics,

  *  changes in interest rates, tax rates and other operating expenses,

  *  changes in government regulations,

  *  changes in zoning laws,

  * the ability of the owner to provide adequate management, maintenance and insurance,

  *  faulty construction and the ongoing need for capital improvements,

  *  the cost of complying with the Americans with Disabilities Act,

  * regulatory and judicial requirements, including relating to liability for environmental hazards,

  *  natural or man-made disasters,

  * changes in the perception of prospective tenants of the safety, convenience and attractiveness of the properties changes in neighborhood values and buyer demand, and

  * the unavailability of construction financing or mortgage loans at rates acceptable to developers.

     Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs.

     The value of real estate investments may also be affected by the downturn in the subprime mortgage lending market in the United States. Subprime loans have higher defaults and losses than prime loans. Subprime loans also have higher serious delinquency rates than prime loans. The downturn in the subprime mortgage lending market may have far-reaching consequences into many aspects and geographic regions of the real estate business, and consequently, the value of the portfolio may decline in response to such developments.

     You should also be aware that REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if the Trust acquires REIT Securities at or near the top of the cycle, there is increased risk of a decline in value of the REIT Securities and therefore the value of the Units. REITs are also subject to defaults by borrowers and the market's perception of the REIT industry generally.

     Because of their structure, and the legal requirement that they distribute at least 90% of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may have adversely affected REIT equity share market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially when REITs continue to issue stock when real estate prices are relatively high and stock prices are relatively low.

     The value of REITs may also be affected by the downturn in the housing and mortgage lending markets. In response, government authorities have initiated and may continue to engage in administrative and legislative action intended to address both short- and long-term difficulties facing the housing and mortgage lending markets and the broader economy. No one can predict the action that might be taken or the effect any action or inaction will have and it is possible that any actions taken by government authorities will not address or help improve the state of these difficulties as intended. The downturn and corresponding government action may have far reaching consequences into many geographic regions and, consequently, the value of securities in the portfolio may decline in response to such developments.

     ADDITIONAL DEPOSITS. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. In connection with these deposits, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because a trust will pay the associated brokerage fees and other acquisition costs.

ADMINISTRATION OF THE TRUST

     DISTRIBUTIONS TO UNITHOLDERS BY REGULATED INVESTMENT COMPANIES MAKING SEMIANNUAL/QUARTERLY DISTRIBUTIONS OR GRANTOR TRUSTS. The discussion in this section applies to all trusts other than trusts that are "regulated investment companies" for tax purposes that have monthly distribution dates. Income received by a trust is credited by the trustee to the Income Account for the trust. All other receipts are credited by the trustee to a separate Capital Account for the trust. The trustee will normally distribute any income received by a trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. A trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it has elected to be taxed as a "regulated investment company" for federal tax purposes. Unitholders will receive an amount substantially equal to their pro rata share of the available balance of the Income Account of the related trust. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed on each distribution date or shortly thereafter to unitholders of record on the preceding record date, provided that the trustee is not required to make a distribution from the Capital Account unless the amount available for distribution is at least $1.00 per 100 units. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. Notwithstanding the foregoing, if a trust is designed to be a grantor trust for tax purposes, the trustee is not required to make a distribution from the Income Account or the Capital Account unless the total cash held for distribution equals at least 0.1% of the trust's net asset value as determined under the trust agreement, provided that the trustee is required to distribute the balance of the Income Account and Capital Account on the distribution date occurring in December of each year. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

     The distribution to the unitholders of a trust as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to the unitholders' pro rata share of the available balance of the Income Account of the trust after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate.

     GENERAL. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business the selling broker-dealer provides such notice.

     The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of the trust amounts necessary to pay the expenses of the trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust.
Amounts so withdrawn shall not be considered a part of the related trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

     DISTRIBUTIONS TO UNITHOLDERS BY REGULATED INVESTMENT COMPANIES MAKING MONTHLY DISTRIBUTIONS. The discussion in this section applies if your trust is a "regulated investment company" and that has monthly distribution dates.
Income received by a trust is credited by the trustee to the Income Account for the trust. All other receipts are credited by the trustee to a separate Capital Account for the trust. The trustee will normally distribute income received by a trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. The trust generally pays distributions from its Income Account (pro-rated on an annual basis) along with any excess balance from the Capital Account on each monthly distribution date to unitholders of record on the preceding record date as described in greater detail below. All distributions will be net of applicable expenses. The amount of your distributions will vary from time to time as companies change their dividends or trust expenses change. The trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it has elected to be taxed as a "regulated investment company" for federal tax purposes. Excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall not be required to make a distribution from the Capital Account unless the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 units.
The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

     The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter. When the trust receives dividends from a portfolio security, the trustee credits the dividends to the trust's accounts. In an effort to make relatively regular income distributions, the trust's distribution from the Income Account on each distribution date to each unitholder is equal to such unitholder's pro rata share of the cash balance in the Income Account calculated on the basis of a fraction (the numerator of which is one and the denominator of which is the total number of distribution dates per year) of the estimated annual income to the trust for the ensuing twelve months computed as of the close of business on the record date immediately preceding such distribution after deduction of (1) the fees and expenses then deductible pursuant to the trust agreement and (2) the trustee's estimate of other expenses properly chargeable to the Income Account pursuant to the trust agreement which have accrued as of such record date or are otherwise properly attributable to the period to which such distribution relates. Because the trust does not receive dividends from the portfolio securities at a constant rate throughout the year, the trust's income distributions to unitholders may be more or less than the amount credited to the trust accounts as of the record date. In the event that the amount on deposit in the Income Account is not sufficient for the payment of the amount intended to be distributed to unitholders on the basis of the computation described above, the trustee is authorized to advance its own funds and cause to be deposited in and credited to the Income Account such amounts as may be required to permit payment of the related distribution to be made as described above. In such an event, the trustee shall be entitled to be reimbursed, without interest, out of income payments received by the trust subsequent to the date of such advance. Any such advance shall be reflected in the Income Account until repaid. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received.

     GENERAL. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business the selling broker-dealer provides such notice.

     The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of the trust amounts necessary to pay the expenses of the trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust.
Amounts so withdrawn shall not be considered a part of the related trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

     STATEMENTS TO UNITHOLDERS. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

     The accounts of a trust are required to be audited annually, at the related trust's expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit would not be in the best interest of the unitholders of the trust. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, setting forth for the trust:

     (A)  As to the Income Account:

          (1) the amount of income received on the securities (including income received as a portion of the proceeds of any disposition of securities);

          (2) the amounts paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any, and for redemptions;

          (3) the deductions, if any, from the Income Account for payment into the Reserve Account;

          (4) the deductions for applicable taxes and fees and expenses of the trustee, the depositor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

          (5) the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

          (6) the deductions for payment of the depositor's expenses of maintaining the registration of the trust units, if any;

          (7)  the aggregate distributions to unitholders; and

          (8) the balance remaining after such deductions and distributions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year;

     (B)  As to the Capital Account:

          (1) the net proceeds received due to sale, maturity, redemption, liquidation or disposition of any of the securities, excluding any portion thereof credited to the Income Account;

          (2) the amount paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any, and for redemptions;

          (3) the deductions, if any, from the Capital Account for payments into the Reserve Account;

          (4) the deductions for payment of applicable taxes and fees and expenses of the trustee, the depositor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

          (5) the deductions for payment of the depositor's expenses of organizing the trust;

          (6) the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

          (7) the deductions for payment of deferred sales fee and creation and development fee, if any;

          (8) the deductions for payment of the depositor's expenses of maintaining the registration of the trust units, if any;

          (9)  the aggregate distributions to unitholders; and

          (10) the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year; and

     (C)  the following information:

          (1) a list of the securities held as of the last business day of such calendar year and a list which identifies all securities sold or other securities acquired during such calendar year, if any;

          (2) the number of units outstanding on the last business day of such calendar year;

          (3) the unit value based on the last trust evaluation of such trust made during such calendar year; and

          (4) the amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for such distributions.

     RIGHTS OF UNITHOLDERS. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

     AMENDMENT AND TERMINATION. The trust agreement may be amended from time to time by the sponsor and trustee or their respective successors, without the consent of any of the unitholders, (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent with any other provision contained in the trust agreement, (ii) to make such other provision in regard to matters or questions arising under the trust agreement as shall not materially adversely affect the interests of the unitholders or (iii) to make such amendments as may be necessary (a) for the trust to continue to qualify as a regulated investment company for federal income tax purposes if the trust has elected to be taxed as such under the United States Internal Revenue Code of 1986, as amended, or (b) to prevent the trust from being deemed an association taxable as a corporation for federal income tax purposes if the trust has not elected to be taxed as a regulated investment company under the United States Internal Revenue Code of 1986, as amended. The trust agreement may not be amended, however, without the consent of all unitholders then outstanding, so as (1) to permit, except in accordance with the terms and conditions thereof, the acquisition hereunder of any securities other than those specified in the schedules to the trust agreement or (2) to reduce the percentage of units the holders of which are required to consent to certain of such amendments. The trust agreement may not be amended so as to reduce the interest in a trust represented by units without the consent of all affected unitholders. Except for the amendments, changes or modifications described above, neither the sponsor nor the trustee may consent to any other amendment, change or modification of the trust agreement without the giving of notice and the obtaining of the approval or consent of unitholders representing at least 66 2/3% of the units then outstanding of the affected trust. No amendment may reduce the aggregate percentage of units the holders of which are required to consent to any amendment, change or modification of the trust agreement without the consent of the unitholders of all of the units then outstanding of the affected trust and in no event may any amendment be made which would (1) alter the rights to the unitholders as against each other, (2) provide the trustee with the power to engage in business or investment activities other than as specifically provided in the trust agreement, (3) adversely affect the tax status of the trust for federal income tax purposes or result in the units being deemed to be sold or exchanged for federal income tax purposes or (4) unless the trust has elected to be taxed as a regulated investment company for federal income tax purposes, result in a variation of the investment of unitholders in the trust. The trustee will notify unitholders of the substance of any such amendment.

     The trust agreement provides that a trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date. If the value of a trust shall be less than the applicable minimum value stated in the prospectus (generally 40% of the total value of securities deposited in the trust during the initial offering period), the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained. A trust will be liquidated by the trustee in the event that a sufficient number of units of the trust not yet sold are tendered for redemption by the sponsor, so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If a trust is liquidated because of the redemption of unsold units by the sponsor, the sponsor will refund to each purchaser of units the entire sales fee paid by such purchaser.

     Beginning nine business days prior to, but no later than, the scheduled termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

     The sponsor will generally instruct the trustee to sell the securities as quickly as practicable during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

     Approximately thirty days prior to termination of a trust, the trustee will notify unitholders of the termination and provide a form allowing qualifying unitholders to elect an in-kind distribution. A unitholder who owns the minimum number of units described in the prospectus may request an in-kind distribution from the trustee instead of cash. The trustee will make an in-kind distribution through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The unitholder will be entitled to receive whole shares of each of the securities comprising the portfolio of a trust and cash from the Capital Account equal to the fractional shares to which the unitholder is entitled. The trustee may adjust the number of shares of any security included in a unitholder's in-kind distribution to facilitate the distribution of whole shares. The sponsor may terminate the in-kind distribution option at any time upon notice to the unitholders. Special federal income tax consequences will result if a unitholder requests an in-kind distribution.

     Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

     The sponsor may, but is not obligated to, offer for sale units of a subsequent series of a trust at approximately the time of the mandatory termination date. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price that includes a reduced sales fee. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

     THE TRUSTEE. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 848-6468. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

     Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor.

     The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. In case at any time the trustee shall not meet the requirements set forth in the trust agreement, or shall become incapable of acting, or if a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the trustee in an involuntary case, or the trustee shall commence a voluntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or any receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) for the trustee or for any substantial part of its property shall be appointed, or the trustee shall generally fail to pay its debts as they become due, or shall fail to meet such written standards for the trustee's performance as shall be established from time to time by the sponsor, or if the sponsor determines in good faith that there has occurred either (1) a material deterioration in the creditworthiness of the trustee or (2) one or more grossly negligent acts on the part of the trustee with respect to a trust, the sponsor, upon sixty days' prior written notice, may remove the trustee and appoint a successor trustee, as hereinafter provided, by written instrument, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     THE SPONSOR. The sponsor of the trust is Advisors Asset Management, Inc. acting through its unit investment trust division. The sponsor is a broker-dealer specializing in providing services to broker-dealers, registered representatives, investment advisers and other financial professionals. The sponsor's headquarters are located at 18925 Base Camp Road,

Monument, Colorado 80132. You can contact the unit investment trust division at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by using the contacts listed on the back cover of the prospectus. The sponsor is a registered broker-dealer and investment adviser and a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC), and a registrant of the Municipal Securities Rulemaking Board (MSRB).

     If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, (b) terminate the trust agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement.

     THE EVALUATOR AND SUPERVISOR. Advisors Asset Management, Inc., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the sponsor and trustee in which event the sponsor or trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the trustee to each unitholder.

     LIMITATIONS ON LIABILITY. The sponsor, evaluator, and supervisor are liable for the performance of their obligations arising from their responsibilities under the trust agreement but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

     The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

     The trustee and unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

     EXPENSES OF THE TRUST. The sponsor will not charge a trust any fees for services performed as sponsor. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust.

     The sponsor may receive a fee from your trust for creating and developing the trust, including determining the trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The amount of this "creation and development fee" is set forth in the prospectus. The trustee will deduct this amount from your trust's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

     The trustee receives for its services that fee set forth in the prospectus. The trustee's fee which is calculated and paid monthly is based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds.

     The supervisor will charge a trust a surveillance fee for services performed for the trust in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation received from other unit investment trusts for which the sponsor both acts as sponsor and provides portfolio surveillance, exceed the aggregate cost to the sponsor of providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

     For evaluation of the securities in a trust, the evaluator shall receive an evaluation fee in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation from other unit investment trusts for which the sponsor acts as sponsor and provides evaluation services, exceed the aggregate cost of providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

     For providing bookkeeping and administrative services to a trust, the sponsor shall receive an administration fee in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation from other unit investment trusts for which the sponsor acts as sponsor and provides evaluation services, exceed the aggregate cost of providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

     The trustee's fee, sponsor's fee for providing bookkeeping and administrative services to the trust, supervisor's fee and evaluator's fee are deducted from the Income Account of the related trust to the extent funds are available and then from the Capital Account. Each such fee (other than any creation and development fee) may be increased without approval of unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

     The following additional charges are or may be incurred by the trust:
(a) fees for the trustee's extraordinary services; (b) expenses of the trustee (including legal and auditing expenses and reimbursement of the cost of advances to the trust for payment of expenses and distributions, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges;
(d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from negligence, bad faith or willful misconduct on its part or its reckless disregard of its obligations under the trust agreement;
(f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement; and (g) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. A trust may pay the costs of updating its registration statement each year.

PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION

     When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the sponsor to specify minimum amounts in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units.

PURCHASE, REDEMPTION AND PRICING OF UNITS

     PUBLIC OFFERING PRICE. Units of a trust are offered at the public offering price thereof. The public offering price per unit is equal to the net asset value per unit plus organization costs plus the applicable sales fee referred to in the prospectus. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the total creation and development fee. The sales fee as a percentage of the public offering price and the net amount invested is set forth in the prospectus. The deferred sales fee is a fixed dollar amount and will be collected in installments as described in the prospectus. The creation and development fee is a fixed dollar amount and will be collected at the end of the initial offering period as described in the prospectus. Units purchased after the initial deferred sales fee payment will be subject to the remaining deferred sales fee payments. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. Units sold or redeemed prior to such time as the entire applicable creation and development fee has been collected will not be assessed the remaining creation and development fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a trust. These costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, if earlier. Certain broker-dealers may charge a transaction fee for processing unit purchases.

     As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of regular trading on the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders received at or prior to the close of regular trading on the New York Stock Exchange on each such day as discussed in the prospectus. Orders received by the trustee, sponsor or authorized financial professionals for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price as discussed in the prospectus.

     Had units of a trust been available for sale at the close of business on the business day before the inception date of the trust, the public offering price would have been as shown under "Essential Information" in the prospectus. The public offering price per unit of a trust on the date of the prospectus or on any subsequent date will vary from the amount stated under "Essential Information" in the prospectus in accordance with fluctuations in the prices of the underlying securities. Net asset value per unit is determined by dividing the value of a trust's portfolio securities, cash and other assets, less all liabilities, by the total number of units outstanding. The portfolio securities are valued by the evaluator as follows: If the security is listed on a national securities exchange, the evaluation will generally be based on the last sale price on the exchange (unless the evaluator deems the price inappropriate as a basis for evaluation). If the security is not so listed or, if so listed and the principal market for the security is other than on the exchange, the evaluation will generally be made by the evaluator in good faith based on an appraisal of the fair value of the securities using recognized pricing methods.

     The foregoing evaluations and computations shall be made as of the close of regular trading on the New York Stock Exchange, on each business day commencing with the trust's inception date of the securities, effective for all sales made during the preceding 24-hour period.

     Although payment is normally made three business days following the order for purchase, payments may be made prior thereto. A person will become the owner of units on the date of settlement provided payment has been received. Cash, if any, made available to the sponsor prior to the date of settlement for the purchase of units may be used in the sponsor's business and may be deemed to be a benefit to the sponsor, subject to the limitations of the Securities Exchange Act of 1934.

     PUBLIC DISTRIBUTION OF UNITS. The sponsor intends to qualify the units for sale in a number of states. Units will be sold through dealers who are members of the Financial Industry Regulatory Authority, Inc. and through others. Sales may be made to or through dealers at prices which represent discounts from the public offering price as set forth in the prospectus. Certain commercial banks may be making units available to their customers on an agency basis. The sponsor reserves the right to change the discounts from time to time.

     We currently provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell units of this trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of our products by the intermediary or its agents, the placing of our products on a preferred or recommended product list and access to an intermediary's personnel. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representations or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of our products. We make such payments to a substantial majority of intermediaries that sell our products. We may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph and the volume concessions described above, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend our products, including this trust, over other products. These arrangements will not change the price you pay for your units. The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

     The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

     PROFITS OF SPONSOR. The sponsor will receive gross sales fees equal to the percentage of the offering price of the units of such trusts stated in the prospectus and will pay a portion of such sales fees to dealers and agents. In addition, the sponsor may realize a profit or a loss resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to a trust. The sponsor may also realize profits or losses with respect to securities deposited in a trust which were acquired from underwriting syndicates of which the sponsor was a member. An underwriter or underwriting syndicate purchases securities from the issuer on a negotiated or competitive bid basis, as principal, with the motive of marketing such securities to investors at a profit. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily evaluation of the securities in a trust.

     MARKET FOR UNITS. After the initial offering period, while not obligated to do so, the sponsor may, subject to change at any time, maintain a market for units of the trust offered hereby and to continuously offer to purchase said units at the net asset value determined by the evaluator, provided that the repurchase price will not be reduced by any remaining creation and development fee or organization costs during the initial offering period. While the sponsor may repurchase units from time to time, it does not currently intend to maintain an active secondary market for units. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Unitholders who sell or redeem units prior to such time as the entire creation and development fee on such units has been collected will not be assessed the amount of the remaining creation and development fee at the time of such sale or redemption. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

     REDEMPTION. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its unit investment trust division office. Unitholders must sign the request exactly as their names appear on the records of the trustee. Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee.

     Redemption shall be made by the trustee no later than the seventh day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price," as of the close of regular trading on the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Unitholders who sell or redeem units prior to such time as the entire creation and development fee on such units has been collected will not be assessed the amount of the remaining creation and development fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

     Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances, the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing interest shall be withdrawn from the Income Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.

     Unitholders tendering units for redemption may request a distribution in kind (a "Distribution In Kind") from the trustee in lieu of cash redemption of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder meets the requirements stated in the prospectus and the unitholder has elected to redeem at least thirty days prior to the termination of the trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities. The in kind redemption option may be terminated by the sponsor at any time.

     The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in-kind, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

     The trustee is irrevocably authorized in its discretion, if the sponsor does not elect to purchase any unit tendered for redemption, in lieu of redeeming such units, to sell such units in the over-the-counter market for the account of tendering unitholders at prices which will return to the unitholders amounts in cash, net after brokerage commissions, transfer taxes and other charges, equal to or in excess of the redemption price for such units. In the event of any such sale, the trustee shall pay the net proceeds thereof to the unitholders on the day they would otherwise be entitled to receive payment of the redemption price.

     The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted;
(2) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

     COMPUTATION OF REDEMPTION PRICE. The redemption price for units of each trust is computed by the evaluator as of the evaluation time stated in the prospectus next occurring after the tendering of a unit for redemption and on any other business day desired by it, by:

A. Adding: (1) the cash on hand in the trust other than cash deposited in the trust to purchase securities not applied to the purchase of such securities and (2) the aggregate value of each issue of the securities held in the trust as determined by the evaluator as described above;

B. Deducting therefrom (1) amounts representing any applicable taxes or governmental charges payable out of the trust and for which no deductions have been previously made for the purpose of additions to the Reserve Account; (2) an amount representing estimated accrued expenses, including but not limited to fees and expenses of the trustee (including legal and auditing fees), the evaluator, the sponsor and counsel, if any; (3) cash held for distribution to unitholders of record as of the business day prior to the evaluation being made; and (4) other liabilities incurred by the trust, provided that the redemption price will not be reduced by any remaining creation and development fee or organization costs during the initial offering period; and

C. Finally dividing the results of such computation by the number of units of the trust outstanding as of the date thereof.

     RETIREMENT PLANS. A trust may be suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts. Fees and charges with respect to such plans may vary.

     OWNERSHIP OF UNITS. Ownership of units will not be evidenced by certificates. Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

PERFORMANCE INFORMATION

     Information contained in this Information Supplement or in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of a trust strategy or the actual performance of a trust may be included from time to time in other prospectuses or advertising material and may reflect sales fees and expenses of a trust. The performance of a trust may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales fee and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis) or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (unmanaged indices of stocks traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the Standard & Poor's 500 Index (an unmanaged diversified index of 500 stocks) or similar measurement standards during the same period of time.

                       CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement comprises the following:
          The facing sheet
          The prospectus and information supplement
          The signatures
          The consents of evaluator, independent auditors and legal counsel

The following exhibits:

1.1    Trust Agreement (to be filed by amendment).

1.1.1  Standard Terms and Conditions of Trust (to be filed by amendment).

1.2 Certificate of Amendment of Certificate of Incorporation and Certificate of Merger of Advisors Asset Management, Inc. Reference is made to
       Exhibit 1.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.

1.3    Bylaws of Advisors Asset Management, Inc.  Reference is made to
       Exhibit 1.3 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.

1.5 Form of Dealer Agreement. Reference is made to Exhibit 1.5 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 262 (File No. 333-150575) as filed of June 17, 2008.

2.2 Form of Code of Ethics. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust 73 (File No. 333-131959) as filed on March 16, 2006.

3.1 Opinion of counsel as to legality of securities being registered (to be filed by amendment).

3.3 Opinion of counsel as to the Trustee and the Trust (to be filed by amendment).

4.1    Consent of evaluator (to be filed by amendment).

4.2    Consent of independent auditors (to be filed by amendment).

6.1 Directors and Officers of Advisors Asset Management, Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1539 (File No. 333-206376) as filed on November 17, 2015.

7.1 Power of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1485
       (File No. 333-203629) as filed on May 15, 2015.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Advisors Disciplined Trust 1658 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita and State of Kansas on March 15, 2016.


                                ADVISORS DISCIPLINED TRUST 1658

                                By ADVISORS ASSET MANAGEMENT, INC., DEPOSITOR


                                By     /s/ ALEX R MEITZNER
                                  -----------------------------
                                         Alex R. Meitzner
                                       Senior Vice President

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on March 15, 2016 by the following persons in the capacities indicated.


  SIGNATURE                      TITLE

Scott I. Colyer             Director of Advisors Asset    )
                            Management, Inc.              )

Lisa A. Colyer              Director of Advisors Asset    )
                            Management, Inc.              )

James R. Costas             Director of Advisors Asset    )
                            Management, Inc.              )

Christopher T. Genovese     Director of Advisors Asset    )
                            Management, Inc.              )

Randy J. Pegg               Director of Advisors Asset    )
                            Management, Inc.              )

R. Scott Roberg             Director of Advisors Asset    )
                            Management, Inc.              )

Jack Simkin                 Director of Advisors Asset    )
                            Management, Inc.              )

Andrew Williams             Director of Advisors Asset    )
                            Management, Inc.              )

Bart P. Daniel              Director of Advisors Asset    )
                            Management, Inc.              )


                                By     /s/ ALEX R MEITZNER
                                  -----------------------------
                                        Alex R. Meitzner
                                        Attorney-in-Fact*




















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     *An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as Exhibit 7.1.